**Termination of Bearlodge Venture and
Right of First Offer**

This Termination of Bearlodge Venture and Right of First Offer (this "Agreement") is entered into effective as of the 14th day of May 2010 (the "Effective Date") by and between Newmont North America Exploration Limited, a Delaware corporation ("Newmont"), and Paso Rico (USA), Inc., a Wyoming corporation ("Paso Rico").

**Recitals**

A. Newmont and Paso Rico entered into that certain Bearlodge Venture Agreement (the "Venture Agreement"), dated effective as of June 1, 2006 covering certain rights in and to unpatented mining claims, a Wyoming State Lease, and any property acquired pursuant to terms of the Venture Agreement within the Area of Interest defined in the Venture Agreement (the "Area of Interest"), all as described in Exhibit A attached hereto and made a part hereof (the "JV Properties"). The Area of Interest is defined in Part 3 of Exhibit A.

B. Newmont owns or controls certain unpatented mining claims located near the JV Properties, as more specifically described on Exhibit B attached hereto and incorporated herein by this reference (the "Newmont Outside Claims" and together with the JV Properties, (the "Properties").

C. Newmont and Paso Rico desire to terminate the Venture Agreement as of the Effective Date in accordance with the terms of this Agreement.

D. Newmont desires to transfer the Newmont Outside Claims to Paso Rico, and Paso Rico desires to convey to Newmont a net smelter returns royalty on minerals produced from the Newmont Outside Claims.

E. Paso Rico desires to grant Newmont a first right of offer on the Properties.

**Agreement**

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Newmont and Paso Rico agree as follows:

1. Termination of the Venture Agreement. Newmont and Paso Rico terminate the Venture Agreement in accordance with Section 11.1 of the Venture Agreement and the terms of this Agreement.

2. JV Properties. Concurrent with execution of this Agreement, Newmont and Paso Rico shall execute a Quitclaim Deed covering the JV Properties in the form attached hereto as Exhibit C.

3. Newmont Outside Claims. Concurrent with execution of this Agreement, Newmont and Paso Rico shall execute (i) a Quitclaim Deed in the form attached hereto as Exhibit D transferring the Newmont Outside Claims to Paso Rico; and (ii) a Royalty Deed and Agreement in the form attached hereto as Exhibit E conveying to Newmont a net smelter returns royalty on minerals produced from the Newmont Outside Claims.

4. Transfer of Personal Property. Concurrent with execution of this Agreement, Newmont shall execute a Bill of Sale in the form attached hereto as Exhibit F transferring to Paso Rico the personal property described therein.

5. Data and information.
   (a.) Within 30 days of the Effective Date, Newmont shall deliver to Paso Rico, to the extent not previously provided to Paso Rico, the following information that Newmont has identified and is in Newmont's possession with respect to the Properties (the "Data"): (i) all geologic and geophysical data and reports relating to the Properties (ii) all land information relating to the Properties (including information Newmont obtained on federal withdrawn land and patented claims within the Area of Interest), (iii) GIS database, (iv) all metallurgical reports relating to the Properties, and (v) reports or memos on preliminary evaluation or estimates of potential resources of the Properties.

   (b.) Newmont makes no representations or warranties to Paso Rico, its successors and assigns, concerning the accuracy or completeness of the Data. Paso Rico assumes all risk and liability for any use or reliance on the Data by Paso Rico, its successors and assigns. Newmont does represent and warrant that the Data is not subject to any agreement with any third party concerning its use or confidentiality.

   (c.) For a period of one year from the Effective Date, upon no less than five business days advance notice, Newmont shall make available for examination by Paso Rico during normal business hours the following material that is now in Newmont's possession with respect to the Properties: (i) drill-hole pulps, (ii) un-discarded coarse reject material, (iii) geological reference samples of hand samples, (iv) RC cuttings, (v) drill core, and (vi) thin and polished sections. Upon request by Paso Rico at any time prior to the first anniversary of the Effective Date, Newmont shall deliver at Newmont's cost, on a one-time basis, any of the foregoing material to a location in the United States designated by Paso Rico, and Paso Rico shall thereafter be solely responsible for the future use and disposal of such material. At the end of such one-year period, Newmont may dispose of any of these materials that have not been delivered to Paso Rico, in Newmont's sole discretion.

6. Permits and Licenses.
   (a.) Newmont shall assign to Paso Rico the Permits currently held by Newmont on the JV Properties and the Newmont Outside Claims, provided (i) such assignment is allowed under applicable laws; (ii) Paso Rico posts any financial surety or bond required under such permits, licenses or rights; and (iii) the agency or other party responsible for administering the permits, licenses or rights, approves such assignment, releases any financial surety or bond posted by Newmont and provides a written release of Newmont

from further obligations under the permits, licenses or rights. Paso Rico shall be responsible for preparing and submitting any applications and supporting documentation necessary for government approval of such transfers, at its sole cost. Newmont will cooperate with Paso Rico in preparing and submitting such applications and supporting documentation; provided that Newmont shall have no obligation to renew or maintain such permits, licenses or rights.

(b.) For purposes of Section 6(a.) above, the "Permits" means (i) Wyoming Department of Environmental Quality permit No. 0359DN, (ii) Wyoming Department of Environmental Quality permit for the OSLI Project #2009-11, (iii) Wyoming Department of Environmental Quality Authorization to Discharge Storm Water Associated with Large Construction Activities, Sundance (NMC-LCGP), and (iv) USDA Forest Service Plan of Operations for Sundance Exploration Project.

7. Reclamation Obligations.

(a.) Paso Rico acknowledges that the Properties are subject to Environmental Liabilities, as such term is defined in the Venture Agreement, and Paso Rico accepts the Properties "as is" assuming all such Environmental Liabilities. Paso Rico shall comply with all environmental laws, rules and regulations with respect to existing or future disturbance on the Properties.

(b.) Paso Rico assumes responsibility for reclaiming all disturbances on the JV Properties and the Outside Claims caused by Newmont. Paso Rico shall timely complete reclamation of all such disturbances in accordance with applicable laws, regulations, permits and other government requirements.

(c.) Within 60 days of the Effective Date, Paso Rico shall post sufficient financial surety or bonding required under applicable laws, rules or regulations with respect to the outstanding reclamation obligations on the Properties, and shall obtain a release of Newmont's existing financial sureties for reclamation on the Properties, including the letter of credit in the amount of $310,000.00, which is currently posted with the Wyoming Department of Environmental Protection.

(d.) Paso Rico shall fully indemnify, defend, release and hold harmless Newmont, its Affiliates and successors, and their officers, directors, agents, and employees from and against all loss, costs, penalties, expense, damage and liability (including without limitation, loss due to injury or death, reasonable attorneys fees, expert fees and other expenses incurred in defending against litigation or administrative enforcement actions, either pending or threatened), arising out of or relating to any claim or cause of action relating in any way to conditions, operations or other activities, whether known or unknown, at or in connection with the Properties (including, but not limited to, any present or future environmental conditions), which arise in whole or in part under any federal, state or local law, now existing or hereafter enacted, adopted or amended. Newmont represents and warrants to Paso Rico that it has not received any oral or written notice of violation of any of the Permits or of any law, rule or regulation with respect to

its operations or conditions on the Properties and it has no knowledge of any condition or circumstance that could reasonably give grounds for any such notice.

8. Right of First Offer.

(a.) For a period of five years from the Effective Date (the "ROFO Term"), Paso Rico grants to Newmont a right of first offer with respect to any proposed option, joint venture, lease, sale, grant or other transfer of any interest in the Properties or any interest in property acquired by Paso Rico within the Area of Interest ("Disposition") by Paso Rico to any third party, other than an Affiliate or successor by merger or other corporate reorganization to Paso Rico. For purposes of this Agreement, "Affiliate" means an entity or person that Controls, is Controlled by or is under common Control with Paso Rico. "Control" used as a verb means, when used with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of management and policies of such entity through (i) the legal or beneficial ownership of voting securities or membership interests; (ii) the right to appoint managers, directors or corporate management; (iii) contract; (iv) operating agreement; (v) voting trust; or (vi) otherwise; and when used with respect to a person, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and "Control" when used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers. If Paso Rico transfers any interest in the Properties to an Affiliate or successor by merger or other corporate reorganization, the right of first offer shall apply during the ROFO Term to any subsequent transfers by such Affiliate or successor under the same terms set forth in this Section 8(a).

(b.) Prior to offering or accepting an offer for a Disposition during the ROFO Term, Paso Rico shall give written notice to Newmont of its desire to effect the Disposition together with a written summary of the price and all other relevant terms and conditions related to the proposed Disposition (the "Offering Notice"). Upon receipt of the Offering Notice from Paso Rico, Newmont shall have 45 days to notify Paso Rico in writing whether Newmont elects to acquire the interest proposed for Disposition at the same price and on the same terms as set forth in the Offering Notice (the "Reply Notice").

(c.) If Newmont elects to acquire the interest proposed for Disposition, Newmont and Paso Rico shall consummate the transaction no later than the time for closing stated in the Offering Notice, or, if no closing time is stated, within 60 days after the delivery date of Newmont's Reply Notice. Such a transaction shall not be subject to the Non-Compete Covenant under Section 9 below.

(d.) If Newmont elects not to acquire the interest proposed for Disposition, Paso Rico shall have 180 days following the expiration of the 45-day period in Section 8(b.) above within which to complete the transfer of the entire interest identified in the Offering Notice to a third party at a price and on terms no less favorable to Paso Rico than those set forth in its Offering Notice. If Paso Rico fails to timely close the third party transaction within the 180-day period Newmont's right of first offer shall be reinstated as to the interest proposed for Disposition.

(e.) If any Disposition involves less than all of the Properties or less than all of Paso Rico's interest in any of the Properties, Newmont's right of first offer shall remain in effect for the remaining Properties and/or remaining Paso Rico interest for the duration of the ROFO Term.

9. Non-Compete Covenant. Neither Newmont nor any Affiliate of Newmont shall directly or indirectly acquire any interest in property within the Area of Interest for five years following the Effective Date of this Agreement. If Newmont or an Affiliate does acquire any such property or interest within such period, Newmont or the Affiliate, as applicable, shall be obligated to offer to convey to Paso Rico, without cost, any such property or interest acquired. Such offer shall be made in writing, and can be accepted by Paso Rico at any time within 45 days after receipt of such notice.

10. Abandonment of Properties. If, during the ROFO Term, Paso Rico decides to abandon its interest in any part of the Properties ("Abandoned Interests"), it shall give Newmont written notice of such decision and Newmont shall have 30 days after receipt of such notice to notify Paso Rico in writing that it desires to acquire the Abandoned Interests. If Newmont elects to acquire the Abandoned Interests, Paso Rico shall promptly execute and deliver to Newmont a quitclaim deed of the Abandoned Interests free and clear of all encumbrances created by or under Paso Rico. If Paso Rico delivers to Newmont any notice of abandonment less than 30 days prior to the due date of claim maintenance fees, rents or other payments required to maintain the Abandoned Interests in good standing, Paso Rico shall timely pay such fees or payments on the Abandoned Interests and Newmont agrees to reimburse Paso Rico promptly for such fees paid on their behalf to hold the claims.

11. Newmont Reimbursement. Upon execution of this Agreement Paso Rico shall pay Newmont $27,000 to reimburse Newmont its share of the cost to acquire the royalty under the Phelps Dodge Agreements, described in the Venture Agreement.

12. Press Releases. Paso Rico shall not issue any press release relating to this Agreement or using Newmont's name except upon giving Newmont not less than three business days advance written Notice of the contents thereof, provided that if three days notice is not allowed by law or applicable rules of a stock exchange, Paso Rico shall provide Newmont the maximum advance written Notice allowed there under. Paso Rico shall make any reasonable changes to such proposed press release as such changes may be timely requested by Newmont. Paso Rico shall not, without the consent of Newmont, issue any press release that (i) implies or infers that Newmont endorses or joins Paso Rico in statements or representations contained in any press release or (ii) identifies Newmont as the source of any Data.

13. Further Assurances. Newmont and Paso Rico shall take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

14. Notice. All notices and other required communications under this Agreement shall be in writing, and shall be sent to the addresses set forth below.

| | |
|---|---|
| If to Newmont: | Newmont North America Exploration Limited<br>Attn: Land Department<br>6363 South Fiddler's Green Circle<br>Greenwood Village, CO 80111<br>Fax: 303-837-5851 |
| If to Paso Rico: | Paso Rico (USA), Inc.<br>Suite 410 – 325 Howe Street<br>Vancouver, BC V6C 1Z7<br>Fax: 604 688-3392 |

With informational copy sent by mail to:

Paso Rico (USA), Inc.
P.O. Box 805
Franktown, CO 80116-0805
Fax (303) 663-8701

A party may change its address by sending notice to the other party of the new address. Notices shall be given: (a) by personal delivery to the other party; (b) by facsimile, with a confirmation sent by registered or certified mail, return receipt requested; (c) by registered or certified mail, return receipt requested; or (d) by express courier (e.g., DHL, Federal Express, etc.). Notices shall be effective and shall be deemed delivered: (i) if by personal delivery, on the date of the personal delivery; (ii) if by facsimile, on the date stated in the electronic confirmation, delivered during normal business hours (8:00 a.m. to 5:00 p.m. at the recipient's location), and, if not delivered during normal business hours, on the next business day following delivery; (iii) if solely by mail, on the date of receipt as stated on the return receipt, or (iv) if by express courier, on the date signed for or rejected as reflected in the courier's delivery log.

15. Recordation. At Newmont's request, Paso Rico shall execute a Memorandum of this Agreement, in a form reasonably acceptable to both parties for recordation purposes. Neither Paso Rico nor Newmont shall record this Agreement.

16. Entire Agreement; Successors and Assigns. All of the agreements and understandings of Newmont and Paso Rico with respect to the Properties are merged into this Agreement, including the Exhibits hereto. This Agreement supersedes all prior agreements and understandings between Newmont and Paso Rico with respect to the Properties, including all terms in the Venture Agreement. The parties shall have no further rights or obligations under the Venture Agreement, including any "Continuing Obligation," and Newmont shall have no further rights, obligations or liabilities as Manager under the Venture Agreement. This

Agreement and the obligations and rights created herein shall be binding upon and inure to the benefit of the respective successors and assigns of Paso Rico and Newmont.

17. Jurisdiction/Dispute Resolution.

(a.) This Agreement shall be construed and governed by the laws of Wyoming, U.S.A., without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.

(b.) Disputes resulting from, arising out of, or in connection with this Agreement or the construction or enforcement thereof may be resolved by a court of competent jurisdiction. In any litigation between the parties or any person claiming under them, resulting from, arising out of, or in connection with this Agreement or the construction or enforcement thereof, the substantially prevailing party shall be entitled to recover all reasonable costs, expenses, legal and expert witness fees and other costs of suit incurred by it in connection with such litigation, including such costs, expenses and fees incurred prior to the commencement of the litigation, in connection with any appeals, and in collecting or otherwise enforcing any final judgment entered therein. If a party substantially prevails on some aspects of such action, but not on others, the court may apportion any award of costs and legal fees in such manner as it deems equitable.

Paso Rico and Newmont have executed this Agreement as of the Effective Date,

| Newmont North America Exploration Limited: | Paso Rico (USA), Inc.: |
|---|---|
| By: [signature] | By: [signature] |
| Name: ~~JOE~~ JEFFREY REESER | Name: Donald E. Ranta |
| Title: VICE PRESIDENT & SECRETARY | Title: President & CEO |

**Exhibit A**

**"Properties"**

**PART 1 - State of Wyoming Mineral Lease**

State Section Mineral Lease # 0-40946, for Section 16, Township 52 North, Range 63 West, 6th Principal Meridian, Crook County, Wyoming.

**PART 2 – Mining Claims**

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 247983 | BL 59 | 327 | 382 | | |
| WMC | 247984 | BL 60 | 327 | 383 | | |
| WMC | 247985 | BL 61 | 327 | 384 | | |
| WMC | 247986 | BL 62 | 327 | 385 | | |
| WMC | 247987 | BL 63 | 327 | 386 | | |
| WMC | 247988 | BL 64 | 327 | 387 | | |
| WMC | 247989 | BL 65 | 327 | 388 | | |
| WMC | 247996 | BL 72 | 327 | 395 | | |
| WMC | 247997 | BL 73 | 327 | 396 | | |
| WMC | 247998 | BL 74 | 327 | 397 | | |
| WMC | 247999 | BL 75 | 327 | 398 | | |
| WMC | 248000 | BL 76 | 327 | 399 | | |
| WMC | 248001 | BL 77 | 327 | 400 | | |
| WMC | 248002 | BL 78 | 327 | 401 | | |
| WMC | 249541 | BL 305 | 337 | 200 | 339 | 20 |
| WMC | 249542 | BL 306 | 337 | 201 | 339 | 21 |
| WMC | 249543 | BL 307 | 337 | 202 | 339 | 22 |
| WMC | 249544 | BL 308 | 337 | 203 | 339 | 23 |
| WMC | 249545 | BL 309 | 337 | 204 | 339 | 24 |
| WMC | 249551 | BL 315 | 337 | 210 | 339 | 27 |
| WMC | 249552 | BL 316 | 337 | 211 | 339 | 28 |
| WMC | 249553 | BL 317 | 337 | 212 | 339 | 29 |
| WMC | 249554 | BL 318 | 337 | 213 | 339 | 30 |
| WMC | 255183 | ZAP # 1 | 370 | 161 | | |
| WMC | 255184 | ZAP # 2 | 370 | 162 | | |
| WMC | 255185 | ZAP # 3 | 370 | 163 | | |
| WMC | 262061 | BL 15 | 425 | 228 | | |
| WMC | 262062 | BL 16 | 425 | 229 | | |
| WMC | 262063 | BL 17 | 425 | 230 | | |
| WMC | 262064 | BL 18 | 425 | 231 | | |
| WMC | 262065 | BL 19 | 425 | 232 | | |
| WMC | 262066 | BL 20 | 425 | 233 | | |
| WMC | 262067 | BL 21 | 425 | 234 | | |
| WMC | 262068 | BL 22 | 425 | 235 | | |
| WMC | 262069 | BL 23 | 425 | 274 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 262070 | BL 24 | 425 | 273 | | |
| WMC | 262071 | BL 25 | 425 | 272 | | |
| WMC | 262072 | BL 26 | 425 | 271 | | |
| WMC | 262073 | BL 28 | 425 | 270 | | |
| WMC | 262074 | BL 29 | 425 | 269 | | |
| WMC | 262075 | BL 30 | 425 | 268 | | |
| WMC | 262076 | BL 31 | 425 | 267 | | |
| WMC | 262077 | BL 32 | 425 | 266 | | |
| WMC | 262078 | BL 33 | 425 | 265 | | |
| WMC | 262082 | BL 37 | 425 | 261 | | |
| WMC | 262083 | BL 38 | 425 | 260 | | |
| WMC | 262084 | BL 39 | 425 | 259 | | |
| WMC | 262085 | BL 45 | 425 | 258 | | |
| WMC | 262086 | BL 46 | 425 | 257 | | |
| WMC | 262090 | BL 50 | 425 | 253 | | |
| WMC | 262091 | BL 51 | 425 | 252 | | |
| WMC | 262092 | BL 52 | 425 | 251 | | |
| WMC | 262093 | BL 85 | 425 | 250 | | |
| WMC | 262094 | BL 86 | 425 | 249 | | |
| WMC | 262095 | BL 87 | 425 | 248 | | |
| WMC | 262096 | BL 88 | 425 | 247 | | |
| WMC | 262097 | BL 89 | 425 | 246 | | |
| WMC | 262098 | BL 90 | 425 | 245 | | |
| WMC | 262099 | BL 91 | 425 | 244 | | |
| WMC | 262100 | BL 300 | 425 | 243 | | |
| WMC | 262101 | BL 301 | 425 | 242 | | |
| WMC | 262102 | BL 302 | 425 | 241 | | |
| WMC | 262103 | BL 304 | 425 | 240 | | |
| WMC | 262104 | BL 310 | 425 | 239 | | |
| WMC | 262105 | BL 313 | 425 | 238 | | |
| WMC | 262106 | BL 314 | 425 | 237 | | |
| WMC | 262107 | BL 319 | 425 | 236 | | |
| WMC | 270381 | IVAN 1 | 436 | 328 | | |
| WMC | 270382 | IVAN 2 | 436 | 330 | | |
| WMC | 270383 | IVAN 3 | 436 | 320 | | |
| WMC | 270384 | IVAN 4 | 436 | 321 | | |
| WMC | 270385 | IVAN 5 | 436 | 322 | | |
| WMC | 270386 | IVAN 7 | 436 | 323 | | |
| WMC | 270387 | IVAN 8 | 436 | 324 | | |
| WMC | 270388 | IVAN 9 | 436 | 325 | | |
| WMC | 270389 | IVAN 10 | 436 | 326 | | |
| WMC | 270390 | IVAN 11 | 436 | 327 | | |
| WMC | 270391 | IVAN 13 | 436 | 319 | | |
| WMC | 270392 | IVAN 14 | 436 | 318 | | |
| WMC | 270393 | IVAN 15 | 436 | 317 | | |
| WMC | 270394 | IVAN 16 | 436 | 316 | | |
| WMC | 270395 | IVAN 17 | 436 | 315 | | |
| WMC | 270396 | IVAN 19 | 436 | 314 | | |
| WMC | 270397 | IVAN 20 | 436 | 313 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 270398 | IVAN 21 | 436 | 312 | | |
| WMC | 270399 | IVAN 22 | 436 | 311 | | |
| WMC | 270400 | IVAN 23 | 436 | 310 | | |
| WMC | 275672 | SUN 9 | 444 | 89 | | |
| WMC | 275673 | SUN 10 | 444 | 90 | | |
| WMC | 275674 | SUN 11 | 444 | 91 | | |
| WMC | 275675 | SUN 12 | 444 | 92 | | |
| WMC | 275676 | SUN 13 | 444 | 93 | | |
| WMC | 275677 | SUN 14 | 444 | 94 | | |
| WMC | 275678 | SUN 15 | 444 | 95 | | |
| WMC | 275679 | SUN 16 | 444 | 96 | | |
| WMC | 275680 | SUN 17 | 444 | 97 | | |
| WMC | 275697 | SUN 34 | 444 | 114 | | |
| WMC | 275698 | SUN 35 | 444 | 115 | | |
| WMC | 275699 | SUN 36 | 444 | 116 | | |
| WMC | 275700 | SUN 37 | 444 | 117 | | |
| WMC | 275701 | SUN 38 | 444 | 118 | | |
| WMC | 275702 | SUN 39 | 444 | 119 | | |
| WMC | 275703 | SUN 40 | 444 | 120 | | |
| WMC | 275704 | SUN 41 | 444 | 121 | | |
| WMC | 275716 | SUN 53 | 444 | 133 | | |
| WMC | 275718 | SUN 55 | 444 | 135 | | |
| WMC | 275720 | SUN 57 | 444 | 137 | | |
| WMC | 275721 | SUN 58 | 444 | 138 | | |
| WMC | 275722 | SUN 59 | 444 | 139 | | |
| WMC | 275723 | SUN 60 | 444 | 140 | | |
| WMC | 275724 | SUN 61 | 444 | 141 | | |
| WMC | 275725 | SUN 62 | 444 | 142 | | |
| WMC | 275726 | SUN 63 | 444 | 143 | | |
| WMC | 275727 | SUN 64 | 444 | 144 | | |
| WMC | 275728 | SUN 65 | 444 | 145 | | |
| WMC | 275729 | SUN 66 | 444 | 146 | | |
| WMC | 275730 | SUN 67 | 444 | 147 | | |
| WMC | 275731 | SUN 68 | 444 | 148 | | |
| WMC | 275732 | SUN 69 | 444 | 149 | | |
| WMC | 275733 | SUN 70 | 444 | 150 | | |
| WMC | 275734 | SUN 71 | 444 | 151 | | |
| WMC | 275735 | SUN 72 | 444 | 152 | | |
| WMC | 275736 | SUN 73 | 444 | 153 | | |
| WMC | 275737 | SUN 74 | 444 | 154 | | |
| WMC | 275746 | SUN 83 | 444 | 163 | | |
| WMC | 275748 | SUN 85 | 444 | 165 | | |
| WMC | 275750 | SUN 87 | 444 | 167 | | |
| WMC | 275751 | SUN 88 | 444 | 168 | | |
| WMC | 275752 | SUN 89 | 444 | 169 | | |
| WMC | 275753 | SUN 90 | 444 | 170 | | |
| WMC | 275754 | SUN 91 | 444 | 171 | | |
| WMC | 275755 | SUN 92 | 444 | 172 | | |
| WMC | 275756 | SUN 93 | 444 | 173 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 275757 | SUN 94 | 444 | 174 | | |
| WMC | 275758 | SUN 95 | 444 | 175 | | |
| WMC | 275759 | SUN 96 | 444 | 176 | | |
| WMC | 275760 | SUN 97 | 444 | 177 | | |
| WMC | 275761 | SUN 98 | 444 | 178 | | |
| WMC | 275762 | SUN 99 | 444 | 179 | | |
| WMC | 275763 | SUN 100 | 444 | 180 | | |
| WMC | 275764 | SUN 101 | 444 | 181 | | |
| WMC | 275765 | SUN 102 | 444 | 182 | | |
| WMC | 275766 | SUN 103 | 444 | 183 | | |
| WMC | 275767 | SUN 104 | 444 | 184 | | |
| WMC | 275768 | SUN 105 | 444 | 185 | | |
| WMC | 275769 | SUN 106 | 444 | 186 | | |
| WMC | 275770 | SUN 107 | 444 | 187 | | |
| WMC | 275771 | SUN 108 | 444 | 188 | | |
| WMC | 275772 | SUN 109 | 444 | 189 | | |
| WMC | 275773 | SUN 110 | 444 | 190 | | |
| WMC | 275774 | SUN 111 | 444 | 191 | | |
| WMC | 275775 | SUN 112 | 444 | 192 | | |
| WMC | 275776 | SUN 113 | 444 | 193 | | |
| WMC | 275777 | SUN 114 | 444 | 194 | | |
| WMC | 275778 | SUN 115 | 444 | 195 | | |
| WMC | 275779 | SUN 116 | 444 | 196 | | |
| WMC | 289356 | WHITE 1 | 461 | 661-662 | | |
| WMC | 289357 | WHITE 2 | 461 | 663 | | |
| WMC | 289358 | WHITE 3 | 461 | 664 | | |
| WMC | 289359 | WHITE 4 | 461 | 665 | | |
| WMC | 289360 | WHITE 5 | 461 | 666 | | |
| WMC | 289361 | WHITE 6 | 461 | 667 | | |

## PART 3

Area of Interest



T53N
T52N
R64W
R63W
VENTURE AGREEMENT
AREA OF INTEREST
BOUNDARY
NORTH

Newmont Mining Corporation
BEAR LODGE JOINT VENTURE
T.51-52N., R.63W., 6th P.M.
Crook County, Wyoming

## Exhibit B

### Newmont Outside claims

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 260907 | COLE-7 | 423 | 493 | | |
| WMC | 260908 | COLE-8 | 423 | 494 | | |
| WMC | 260909 | COLE-9 | 423 | 495 | | |
| WMC | 260910 | COLE-10 | 423 | 496 | | |
| WMC | 260911 | COLE-11 | 423 | 497 | | |
| WMC | 260912 | COLE-12 | 423 | 498 | | |
| WMC | 260913 | COLE-13 | 423 | 499 | | |
| WMC | 260914 | COLE-14 | 423 | 500 | | |
| WMC | 260915 | COLE-15 | 423 | 501 | | |
| WMC | 260916 | COLE-16 | 423 | 502 | | |
| WMC | 260917 | COLE-17 | 423 | 503 | | |
| WMC | 260918 | COLE-18 | 423 | 504 | | |
| WMC | 260920 | COLE-20 | 423 | 506 | | |
| WMC | 260922 | COLE-22 | 423 | 508 | | |
| WMC | 260924 | COLE-24 | 423 | 510 | | |
| WMC | 260926 | COLE-26 | 423 | 512 | | |
| WMC | 260927 | COLE-27 | 423 | 513 | | |
| WMC | 260928 | COLE-28 | 423 | 514 | | |
| WMC | 260929 | COLE-29 | 423 | 515 | | |
| WMC | 260930 | COLE-30 | 423 | 516 | | |
| WMC | 260931 | COLE-31 | 423 | 517 | | |
| WMC | 260932 | COLE-32 | 423 | 518 | | |
| WMC | 260933 | COLE-33 | 423 | 519 | | |
| WMC | 260934 | COLE-34 | 423 | 520 | | |
| WMC | 260935 | COLE-35 | 423 | 521 | | |
| WMC | 260936 | COLE-36 | 423 | 522 | | |
| WMC | 260937 | COLE-37 | 423 | 523 | | |
| WMC | 260938 | COLE-38 | 423 | 524 | | |
| WMC | 260939 | COLE-39 | 423 | 525 | | |
| WMC | 260940 | COLE-40 | 423 | 526 | | |
| WMC | 260941 | COLE-41 | 423 | 527 | | |
| WMC | 260942 | COLE-42 | 423 | 528 | | |
| WMC | 260943 | COLE-43 | 423 | 529 | | |
| WMC | 260944 | COLE-44 | 423 | 530 | | |
| WMC | 260945 | COLE-45 | 423 | 531 | | |
| WMC | 260946 | COLE-46 | 423 | 532 | | |
| WMC | 260947 | COLE-47 | 423 | 533 | | |
| WMC | 260948 | COLE-48 | 423 | 534 | | |
| WMC | 260949 | COLE-49 | 423 | 535 | | |
| WMC | 260950 | COLE-50 | 423 | 536 | | |
| WMC | 260951 | COLE-51 | 423 | 537 | | |
| WMC | 260952 | COLE-52 | 423 | 538 | | |
| WMC | 260953 | COLE-53 | 423 | 539 | | |
| WMC | 260954 | COLE-54 | 423 | 540 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 260955 | COLE-55 | 423 | 541 | | |
| WMC | 260956 | COLE-56 | 423 | 542 | | |
| WMC | 260957 | COLE-57 | 423 | 543 | | |
| WMC | 260958 | COLE-58 | 423 | 544 | | |
| WMC | 260959 | COLE-59 | 423 | 545 | | |
| WMC | 260960 | COLE-60 | 423 | 546 | | |
| WMC | 260961 | COLE-61 | 423 | 547 | | |
| WMC | 260962 | COLE-62 | 423 | 548 | | |
| WMC | 260963 | REU-1 | 423 | 549 | | |
| WMC | 260964 | REU-2 | 423 | 551 | | |
| WMC | 260965 | REU-3 | 423 | 552 | | |
| WMC | 260966 | REU-4 | 423 | 553 | | |
| WMC | 260967 | REU-5 | 423 | 554 | | |
| WMC | 260968 | REU-6 | 423 | 555 | | |
| WMC | 260969 | REU-7 | 423 | 556 | | |
| WMC | 260970 | REU-8 | 423 | 557 | | |
| WMC | 260971 | REU-9 | 423 | 558 | | |
| WMC | 260972 | REU-10 | 423 | 559 | | |
| WMC | 260973 | REU-11 | 423 | 560 | | |
| WMC | 260974 | REU-12 | 423 | 561 | | |
| WMC | 260975 | REU-13 | 423 | 562 | | |
| WMC | 260976 | REU-14 | 423 | 563 | | |
| WMC | 260977 | REU-15 | 423 | 564 | | |
| WMC | 260978 | REU-16 | 423 | 565 | | |
| WMC | 260979 | REU-17 | 423 | 566 | | |
| WMC | 260980 | REU-18 | 423 | 567 | | |
| WMC | 260981 | REU-19 | 423 | 568 | | |
| WMC | 260982 | REU-20 | 423 | 569 | | |
| WMC | 260984 | REU-22 | 423 | 571 | | |
| WMC | 260986 | REU-24 | 423 | 573 | | |
| WMC | 260988 | REU-26 | 423 | 575 | | |
| WMC | 260990 | REU-28 | 423 | 577 | | |
| WMC | 260992 | REU-30 | 423 | 579 | | |
| WMC | 260994 | REU-32 | 423 | 581 | | |
| WMC | 260999 | REU-37 | 423 | 586 | | |
| WMC | 261000 | REU-38 | 423 | 587 | | |
| WMC | 261001 | REU-39 | 423 | 588 | | |
| WMC | 261002 | REU-40 | 423 | 589 | | |
| WMC | 261003 | REU-41 | 423 | 590 | | |
| WMC | 261004 | REU-42 | 423 | 591 | | |
| WMC | 261005 | REU-43 | 423 | 592 | | |
| WMC | 261006 | REU-44 | 423 | 593 | | |
| WMC | 261007 | REU-45 | 423 | 594 | | |
| WMC | 261008 | REU-46 | 423 | 595 | | |
| WMC | 261009 | REU-47 | 423 | 596 | | |
| WMC | 261010 | REU-48 | 423 | 597 | | |
| WMC | 261011 | REU-49 | 423 | 598 | | |
| WMC | 261012 | REU-50 | 423 | 599 | | |
| WMC | 261013 | REU-51 | 423 | 600 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 261014 | REU-52 | 423 | 601 | | |
| WMC | 261015 | REU-53 | 423 | 602 | | |
| WMC | 261016 | REU-54 | 423 | 603 | | |
| WMC | 261017 | REU-55 | 423 | 604 | | |
| WMC | 261018 | REU-56 | 423 | 605 | | |
| WMC | 261019 | REU-57 | 423 | 606 | | |
| WMC | 261020 | REU-58 | 423 | 607 | | |
| WMC | 261021 | REU-59 | 423 | 608 | | |
| WMC | 261022 | REU-60 | 423 | 609 | | |
| WMC | 261023 | REU-61 | 423 | 610 | | |
| WMC | 261024 | REU-62 | 423 | 611 | | |
| WMC | 261025 | REU-63 | 423 | 612 | | |
| WMC | 261026 | REU-64 | 423 | 613 | | |
| WMC | 261027 | REU-65 | 423 | 614 | | |
| WMC | 261028 | REU-66 | 423 | 615 | | |
| WMC | 261029 | REU-67 | 423 | 616 | | |
| WMC | 261030 | REU-68 | 423 | 617 | | |
| WMC | 261031 | REU-69 | 423 | 618 | | |
| WMC | 261032 | REU-70 | 423 | 619 | | |
| WMC | 261033 | REU-71 | 423 | 620 | | |
| WMC | 261034 | REU-72 | 423 | 621 | | |
| WMC | 261035 | REU-73 | 423 | 622 | | |
| WMC | 261036 | REU-74 | 423 | 623 | | |
| WMC | 261037 | REU-75 | 423 | 624 | | |
| WMC | 261038 | REU-76 | 423 | 625 | | |
| WMC | 261039 | REU-77 | 423 | 626 | | |
| WMC | 261040 | REU-78 | 423 | 627 | | |
| WMC | 268910 | COLE 63 | 436 | 160 | | |
| WMC | 268911 | COLE 64 | 436 | 162 | | |
| WMC | 268912 | COLE 65 | 436 | 163 | | |
| WMC | 268913 | COLE 66 | 436 | 164 | | |
| WMC | 268914 | COLE 67 | 436 | 165 | | |
| WMC | 268915 | COLE 68 | 436 | 166 | | |
| WMC | 268916 | COLE 69 | 436 | 167 | | |
| WMC | 268917 | COLE 70 | 436 | 168 | | |
| WMC | 268918 | COLE 71 | 436 | 169 | | |
| WMC | 268919 | COLE 72 | 436 | 170 | | |
| WMC | 268920 | COLE 73 | 436 | 171 | | |
| WMC | 268921 | COLE 74 | 436 | 172 | | |
| WMC | 268922 | OGDEN 1 | 436 | 147 | | |
| WMC | 268923 | OGDEN 2 | 436 | 149 | | |
| WMC | 268924 | OGDEN 3 | 436 | 150 | | |
| WMC | 268925 | OGDEN 4 | 436 | 151 | | |
| WMC | 268926 | OGDEN 5 | 436 | 152 | | |
| WMC | 268927 | OGDEN 6 | 436 | 153 | | |
| WMC | 268928 | OGDEN 7 | 436 | 154 | | |
| WMC | 268929 | OGDEN 8 | 436 | 155 | | |
| WMC | 268930 | OGDEN 9 | 436 | 156 | | |
| WMC | 268931 | OGDEN 10 | 436 | 157 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 268932 | OGDEN 11 | 436 | 158 | | |
| WMC | 268933 | OGDEN 12 | 436 | 159 | | |
| WMC | 270117 | DEN 1 | 437 | 468-470 | | |
| WMC | 270122 | DEN 6 | 437 | 475 | | |
| WMC | 270138 | DEN 22 | 437 | 491 | | |
| WMC | 270145 | DEN 29 | 437 | 498 | | |
| WMC | 270152 | DEN 36 | 437 | 505 | | |
| WMC | 270156 | DEN 40 | 437 | 510 | | |
| WMC | 270157 | DEN 41 | 437 | 511 | | |
| WMC | 270158 | DEN 42 | 437 | 512 | | |
| WMC | 270159 | DEN 43 | 437 | 513-514 | | |
| WMC | 270160 | DEN 44 | 437 | 515 | | |
| WMC | 270161 | DEN 45 | 437 | 516 | | |
| WMC | 270162 | DEN 46 | 437 | 517 | | |
| WMC | 270163 | DEN 47 | 437 | 518 | | |
| WMC | 270164 | DEN 48 | 437 | 519 | | |
| WMC | 270165 | DEN 49 | 437 | 520 | | |
| WMC | 270166 | DEN 50 | 437 | 521 | | |
| WMC | 270167 | DEN 51 | 437 | 522 | | |
| WMC | 270168 | DEN 52 | 437 | 523 | | |
| WMC | 270169 | DEN 53 | 437 | 524 | | |
| WMC | 270170 | DEN 54 | 437 | 525 | | |
| WMC | 270171 | DEN 55 | 437 | 526 | | |
| WMC | 270172 | DEN 56 | 437 | 527 | | |
| WMC | 270173 | DEN 57 | 437 | 528 | | |
| WMC | 270174 | DEN 58 | 437 | 529 | | |
| WMC | 270175 | DEN 59 | 437 | 530 | | |
| WMC | 270176 | DEN 60 | 437 | 531 | | |
| WMC | 270177 | DEN 61 | 437 | 532-533 | | |
| WMC | 270178 | DEN 62 | 437 | 534 | | |
| WMC | 270179 | DEN 63 | 437 | 535 | | |
| WMC | 270180 | DEN 64 | 437 | 536 | | |
| WMC | 270181 | DEN 65 | 437 | 537 | | |
| WMC | 270182 | DEN 66 | 437 | 538 | | |
| WMC | 270183 | DEN 67 | 437 | 539 | | |
| WMC | 270184 | DEN 68 | 437 | 540 | | |
| WMC | 270185 | DEN 69 | 437 | 541 | | |
| WMC | 270186 | DEN 70 | 437 | 542 | | |
| WMC | 270187 | DEN 71 | 437 | 543 | | |
| WMC | 270188 | DEN 72 | 437 | 544 | | |
| WMC | 270189 | DEN 73 | 437 | 545 | | |
| WMC | 270191 | DEN 75 | 437 | 547 | | |
| WMC | 270204 | DEN 88 | 437 | 560 | | |
| WMC | 270205 | DEN 89 | 437 | 561 | | |
| WMC | 270206 | DEN 90 | 437 | 562 | | |
| WMC | 270207 | DEN 91 | 437 | 563 | | |
| WMC | 270208 | DEN 92 | 437 | 564 | | |
| WMC | 270209 | DEN 93 | 437 | 565 | | |
| WMC | 270210 | DEN 94 | 437 | 566 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 270211 | DEN 95 | 437 | 567 | | |
| WMC | 270212 | DEN 96 | 437 | 568 | | |
| WMC | 270213 | DEN 97 | 437 | 569 | | |
| WMC | 270214 | DEN 98 | 437 | 570 | | |
| WMC | 270215 | DEN 99 | 437 | 571 | | |
| WMC | 270216 | DEN 100 | 437 | 572 | | |
| WMC | 270217 | DEN 101 | 437 | 573 | | |
| WMC | 270218 | DEN 102 | 437 | 574 | | |
| WMC | 270219 | DEN 103 | 437 | 575 | | |
| WMC | 270220 | DEN 104 | 437 | 576 | | |
| WMC | 270221 | DEN 105 | 437 | 577 | | |
| WMC | 270222 | DEN 106 | 437 | 578 | | |
| WMC | 270223 | DEN 107 | 437 | 579 | | |
| WMC | 270224 | DEN 108 | 437 | 580 | | |
| WMC | 270225 | DEN 109 | 437 | 581 | | |
| WMC | 270226 | DEN 110 | 437 | 582 | | |
| WMC | 270227 | DEN 111 | 437 | 583 | | |
| WMC | 270228 | DEN 112 | 437 | 584 | | |
| WMC | 270229 | DEN 113 | 437 | 585 | | |
| WMC | 270230 | DEN 114 | 437 | 586 | | |
| WMC | 270231 | DEN 115 | 437 | 587 | | |
| WMC | 270232 | DEN 116 | 437 | 588 | | |
| WMC | 270233 | DEN 117 | 437 | 589 | | |
| WMC | 270234 | DEN 118 | 437 | 590 | | |
| WMC | 270243 | DEN 127 | 437 | 599 | | |
| WMC | 270244 | DEN 128 | 437 | 600 | | |
| WMC | 270245 | DEN 129 | 437 | 601 | | |
| WMC | 270246 | DEN 130 | 437 | 602 | | |
| WMC | 270247 | DEN 131 | 437 | 603 | | |
| WMC | 270248 | DEN 132 | 437 | 604 | | |
| WMC | 270249 | DEN 133 | 437 | 605 | | |
| WMC | 270250 | DEN 134 | 437 | 606 | | |
| WMC | 270251 | DEN 135 | 437 | 607 | | |
| WMC | 270252 | DEN 136 | 437 | 608 | | |
| WMC | 270253 | DEN 137 | 437 | 609 | | |
| WMC | 270254 | DEN 138 | 437 | 610 | | |
| WMC | 270256 | DEN 140 | 437 | 612 | | |
| WMC | 270259 | DEN 143 | 437 | 615 | | |
| WMC | 270260 | DEN 144 | 437 | 616 | | |
| WMC | 270261 | DEN 145 | 437 | 617 | | |
| WMC | 270262 | DEN 146 | 437 | 618 | | |
| WMC | 270263 | DEN 147 | 437 | 619 | | |
| WMC | 270264 | DEN 148 | 437 | 620 | | |
| WMC | 270265 | DEN 149 | 437 | 621 | | |
| WMC | 270266 | DEN 150 | 437 | 622 | | |
| WMC | 270267 | DEN 151 | 437 | 623 | | |
| WMC | 270268 | DEN 152 | 437 | 624 | | |
| WMC | 270269 | DEN 153 | 437 | 625 | | |
| WMC | 270270 | DEN 154 | 437 | 626 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 270273 | DEN 157 | 437 | 629 | | |
| WMC | 270274 | DEN 158 | 437 | 630 | | |
| WMC | 270275 | DEN 159 | 437 | 631 | | |
| WMC | 270276 | DEN 160 | 437 | 632 | | |
| WMC | 270277 | DEN 161 | 437 | 633 | | |
| WMC | 270278 | DEN 162 | 437 | 634 | | |
| WMC | 270279 | DEN 163 | 437 | 635 | | |
| WMC | 270280 | DEN 164 | 437 | 636 | | |
| WMC | 270281 | DEN 165 | 437 | 637 | | |
| WMC | 270282 | DEN 166 | 437 | 638 | | |
| WMC | 270283 | DEN 167 | 437 | 639 | | |
| WMC | 270284 | DEN 168 | 437 | 640 | | |
| WMC | 270285 | DEN 169 | 437 | 641 | | |
| WMC | 270286 | DEN 170 | 437 | 642 | | |
| WMC | 270287 | DEN 171 | 437 | 643 | | |
| WMC | 270288 | DEN 172 | 437 | 644 | | |
| WMC | 270289 | OGDEN 13 | 437 | 645 | | |
| WMC | 270290 | OGDEN 14 | 437 | 647 | | |
| WMC | 270291 | OGDEN 15 | 437 | 648 | | |
| WMC | 270292 | OGDEN 16 | 437 | 649 | | |
| WMC | 270293 | OGDEN 17 | 437 | 650 | | |
| WMC | 270294 | OGDEN 18 | 437 | 651 | | |
| WMC | 270295 | OGDEN 19 | 437 | 652 | | |
| WMC | 270296 | OGDEN 20 | 437 | 653 | | |
| WMC | 270297 | OGDEN 21 | 437 | 654 | | |
| WMC | 270298 | OGDEN 22 | 437 | 655 | | |
| WMC | 270299 | OGDEN 23 | 437 | 656 | | |
| WMC | 270300 | OGDEN 24 | 437 | 657 | | |
| WMC | 270301 | OGDEN 25 | 437 | 658 | | |
| WMC | 270302 | OGDEN 26 | 437 | 659 | | |
| WMC | 270303 | OGDEN 27 | 437 | 660 | | |
| WMC | 270304 | OGDEN 28 | 437 | 661 | | |
| WMC | 270305 | OGDEN 29 | 437 | 662 | | |
| WMC | 270306 | OGDEN 30 | 437 | 663 | | |
| WMC | 270307 | OGDEN 31 | 437 | 664 | | |
| WMC | 270308 | OGDEN 32 | 437 | 665 | | |
| WMC | 270309 | OGDEN 33 | 437 | 666 | | |
| WMC | 270310 | OGDEN 34 | 437 | 667 | | |
| WMC | 270311 | OGDEN 35 | 437 | 668 | | |
| WMC | 270312 | OGDEN 36 | 437 | 669 | | |
| WMC | 270313 | OGDEN 37 | 437 | 670 | | |
| WMC | 270314 | OGDEN 38 | 437 | 671 | | |
| WMC | 270315 | OGDEN 39 | 437 | 672 | | |
| WMC | 270316 | OGDEN 40 | 437 | 673 | | |
| WMC | 270320 | OGDEN 44 | 437 | 677 | | |
| WMC | 270321 | OGDEN 45 | 437 | 678 | | |
| WMC | 270322 | OGDEN 46 | 437 | 679 | | |
| WMC | 270323 | OGDEN 47 | 437 | 680 | | |
| WMC | 270324 | OGDEN 48 | 437 | 681 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 270325 | OGDEN 49 | 437 | 682 | | |
| WMC | 270326 | OGDEN 50 | 437 | 683 | | |
| WMC | 270330 | OGDEN 54 | 437 | 687 | | |
| WMC | 270331 | OGDEN 55 | 437 | 688 | | |
| WMC | 270332 | OGDEN 56 | 437 | 689 | | |
| WMC | 270333 | OGDEN 57 | 437 | 690 | | |
| WMC | 270334 | OGDEN 58 | 437 | 691 | | |
| WMC | 270335 | OGDEN 59 | 437 | 692 | | |
| WMC | 270336 | OGDEN 60 | 437 | 693 | | |
| WMC | 270337 | OGDEN 61 | 437 | 694 | | |
| WMC | 270338 | OGDEN 62 | 437 | 695 | | |
| WMC | 270339 | OGDEN 63 | 437 | 696 | | |
| WMC | 270340 | OGDEN 64 | 437 | 697 | | |
| WMC | 270341 | OGDEN 65 | 437 | 698 | | |
| WMC | 270342 | OGDEN 66 | 437 | 699 | 441 | 88 |
| WMC | 270343 | OGDEN 67 | 437 | 700 | | |
| WMC | 270344 | OGDEN 68 | 437 | 701 | | |
| WMC | 270345 | OGDEN 69 | 437 | 702 | | |
| WMC | 270346 | OGDEN 70 | 437 | 703 | | |
| WMC | 270347 | OGDEN 71 | 437 | 704 | | |
| WMC | 270348 | OGDEN 72 | 437 | 705 | | |
| WMC | 270349 | OGDEN 73 | 437 | 706 | | |
| WMC | 270350 | OGDEN 74 | 437 | 707 | | |
| WMC | 270351 | OGDEN 75 | 437 | 708 | | |
| WMC | 270352 | OGDEN 76 | 437 | 709 | | |
| WMC | 270353 | OGDEN 77 | 437 | 710 | | |
| WMC | 270354 | OGDEN 78 | 437 | 711 | | |
| WMC | 270355 | OGDEN 79 | 437 | 712 | | |
| WMC | 270356 | OGDEN 80 | 437 | 713 | | |
| WMC | 270357 | OGDEN 81 | 437 | 714 | | |
| WMC | 270358 | OGDEN 82 | 437 | 715 | | |
| WMC | 270359 | OGDEN 83 | 437 | 716 | | |
| WMC | 270360 | OGDEN 84 | 437 | 717 | | |
| WMC | 270361 | OGDEN 85 | 437 | 718 | | |
| WMC | 270362 | OGDEN 86 | 437 | 719 | | |
| WMC | 270363 | OGDEN 87 | 437 | 720 | | |
| WMC | 270364 | OGDEN 1A | 437 | 721 | | |
| WMC | 270365 | OGDEN 7A | 437 | 722 | | |

**Exhibit C**

When recorded, return to:

**Newmont North America Exploration Limited**
6363 South Fiddlers Green Circle
Greenwood Village, CO 80111
Attn: Director, Land

QUITCLAIM DEED

This Quitclaim Deed is entered into effective May 14, 2010 ("Effective Date"), and is from Newmont North America Exploration Limited, a Delaware corporation whose address is 6363 South Fiddlers Green Circle, Greenwood Village, CO 80111 ("Grantor"), to Paso Rico (USA), Inc., a Wyoming corporation whose address is Suite 410 – 325 Howe Street, Vancouver, BC V6C 1Z7 ("Grantee").

RECITALS

Grantor and Grantee entered into that certain Bearlodge Venture Agreement (the "Venture Agreement"), dated effective as of June 1, 2006 a memorandum of which was recorded on September 25, 2006, as No. 58439 Photo Book 449 Page 0218 of the Official Records of Crook County, Wyoming, covering certain rights in and to unpatented mining claims, a Wyoming State Lease, and any property acquired pursuant to the terms of the Venture Agreement within the Area of Interest defined in the Venture Agreement, all as described in Exhibit A , Parts 1-3, attached hereto and made a part hereof ( collectively, the "Properties").

By that certain Termination of Bearlodge Venture and Right of First Refusal of even date herewith ("Termination Agreement"), Grantor and Grantee have agreed to terminate the Venture Agreement as of the Effective Date and execute this Quitclaim Deed.

WITNESSETH:

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the rights and obligations of Grantor and Grantee under the Termination Agreement, Grantor quitclaims, conveys and releases to Grantee, Grantee's successors and assigns, all right, title and interest of Grantor in and to the Properties.

TO HAVE AND TO HOLD the same unto said Grantee, and Grantee's successors and assigns, forever. This grant is subject to Grantor's right of first refusal for a period of five (5) years from the Effective Date as provided in the Termination Agreement.

1. This Quitclaim Deed shall be governed by the laws of the State of Wyoming.

2. This Quitclaim Deed is subject to the terms of the Termination Agreement, including without limitation a Right of First Refusal in favor of Grantor with respect to a proposed sale or transfer of the Claims by Grantee its successor and assigns for a period of five (5) years from the Effective Date.

THIS QUITCLAIM DEED IS MADE WITHOUT WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY. GRANTEE IS ACQUIRING THE PROPERTIES "AS IS" WITHOUT WARRANTY OF ANY KIND AS TO THE CONDITION, SUITABILITY OR USABILITY OF THE PROPERTIES FOR ANY PURPOSE, WHICH GRANTEE ACKNOWLEDGES SPECIFICALLY APPLIES WITH RESPECT TO THE ENVIRONMENTAL CONDITION OF THE PROPERTIES, AND ALL COMMON LAW OR STATUTORY CLAIMS WITH RESPECT THERETO. GRANTEE ASSUMES THE RISK OF ANY ENVIRONMENTAL CONTAMINATION, HAZARDOUS SUBSTANCES OR OTHER CONDITIONS ON OR RELATED TO THE PROPERTIES.

IN WITNESS WHEREOF, Grantor and Grantee have caused this Quitclaim Deed to be executed on the date set out above.

Grantor:
Newmont North America Exploration Limited

By:______________________________

Name: ____________________________

Title:______________________________

Grantee:
Paso Rico (USA), Inc.

By:______________________________

Name: ____________________________

Title:______________________________

STATE OF____________________)
)
COUNTY OF__________________)

On this ___ day of ____________, ____, personally appeared before me, a Notary Public, ______________________________, a __________________________of Newmont North America Exploration Limited, personally known or proved to me to be the person whose name is subscribed to the above instrument who acknowledged to me that he executed the above instrument on behalf of Newmont North America Exploration Limited.

___________________________________
Notary Public

My Commission Expires:

_______________________

STATE OF____________________)
)
COUNTY OF__________________)

On this ___ day of ____________, ____, personally appeared before me, a Notary Public ______________________________, a __________________________ of Paso Rico (USA), Inc., personally known or proved to me to be the person whose name is subscribed to the above instrument who acknowledged to me that he executed the above instrument on behalf of Paso Rico (USA), Inc.

___________________________________
Notary Public

My Commission Expires:

_______________________

**Exhibit A**

**"Properties"**

**PART 1 - State of Wyoming Mineral Lease**

State Section Mineral Lease # 0-40946, for Section 16, Township 52 North, Range 63 West, 6th Principal Meridian, Crook County, Wyoming.

**PART 2 – Mining Claims**

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 247983 | BL 59 | 327 | 382 | | |
| WMC | 247984 | BL 60 | 327 | 383 | | |
| WMC | 247985 | BL 61 | 327 | 384 | | |
| WMC | 247986 | BL 62 | 327 | 385 | | |
| WMC | 247987 | BL 63 | 327 | 386 | | |
| WMC | 247988 | BL 64 | 327 | 387 | | |
| WMC | 247989 | BL 65 | 327 | 388 | | |
| WMC | 247996 | BL 72 | 327 | 395 | | |
| WMC | 247997 | BL 73 | 327 | 396 | | |
| WMC | 247998 | BL 74 | 327 | 397 | | |
| WMC | 247999 | BL 75 | 327 | 398 | | |
| WMC | 248000 | BL 76 | 327 | 399 | | |
| WMC | 248001 | BL 77 | 327 | 400 | | |
| WMC | 248002 | BL 78 | 327 | 401 | | |
| WMC | 249541 | BL 305 | 337 | 200 | 339 | 20 |
| WMC | 249542 | BL 306 | 337 | 201 | 339 | 21 |
| WMC | 249543 | BL 307 | 337 | 202 | 339 | 22 |
| WMC | 249544 | BL 308 | 337 | 203 | 339 | 23 |
| WMC | 249545 | BL 309 | 337 | 204 | 339 | 24 |
| WMC | 249551 | BL 315 | 337 | 210 | 339 | 27 |
| WMC | 249552 | BL 316 | 337 | 211 | 339 | 28 |
| WMC | 249553 | BL 317 | 337 | 212 | 339 | 29 |
| WMC | 249554 | BL 318 | 337 | 213 | 339 | 30 |
| WMC | 255183 | ZAP # 1 | 370 | 161 | | |
| WMC | 255184 | ZAP # 2 | 370 | 162 | | |
| WMC | 255185 | ZAP # 3 | 370 | 163 | | |
| WMC | 262061 | BL 15 | 425 | 228 | | |
| WMC | 262062 | BL 16 | 425 | 229 | | |
| WMC | 262063 | BL 17 | 425 | 230 | | |
| WMC | 262064 | BL 18 | 425 | 231 | | |
| WMC | 262065 | BL 19 | 425 | 232 | | |
| WMC | 262066 | BL 20 | 425 | 233 | | |
| WMC | 262067 | BL 21 | 425 | 234 | | |
| WMC | 262068 | BL 22 | 425 | 235 | | |
| WMC | 262069 | BL 23 | 425 | 274 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 262070 | BL 24 | 425 | 273 | | |
| WMC | 262071 | BL 25 | 425 | 272 | | |
| WMC | 262072 | BL 26 | 425 | 271 | | |
| WMC | 262073 | BL 28 | 425 | 270 | | |
| WMC | 262074 | BL 29 | 425 | 269 | | |
| WMC | 262075 | BL 30 | 425 | 268 | | |
| WMC | 262076 | BL 31 | 425 | 267 | | |
| WMC | 262077 | BL 32 | 425 | 266 | | |
| WMC | 262078 | BL 33 | 425 | 265 | | |
| WMC | 262082 | BL 37 | 425 | 261 | | |
| WMC | 262083 | BL 38 | 425 | 260 | | |
| WMC | 262084 | BL 39 | 425 | 259 | | |
| WMC | 262085 | BL 45 | 425 | 258 | | |
| WMC | 262086 | BL 46 | 425 | 257 | | |
| WMC | 262090 | BL 50 | 425 | 253 | | |
| WMC | 262091 | BL 51 | 425 | 252 | | |
| WMC | 262092 | BL 52 | 425 | 251 | | |
| WMC | 262093 | BL 85 | 425 | 250 | | |
| WMC | 262094 | BL 86 | 425 | 249 | | |
| WMC | 262095 | BL 87 | 425 | 248 | | |
| WMC | 262096 | BL 88 | 425 | 247 | | |
| WMC | 262097 | BL 89 | 425 | 246 | | |
| WMC | 262098 | BL 90 | 425 | 245 | | |
| WMC | 262099 | BL 91 | 425 | 244 | | |
| WMC | 262100 | BL 300 | 425 | 243 | | |
| WMC | 262101 | BL 301 | 425 | 242 | | |
| WMC | 262102 | BL 302 | 425 | 241 | | |
| WMC | 262103 | BL 304 | 425 | 240 | | |
| WMC | 262104 | BL 310 | 425 | 239 | | |
| WMC | 262105 | BL 313 | 425 | 238 | | |
| WMC | 262106 | BL 314 | 425 | 237 | | |
| WMC | 262107 | BL 319 | 425 | 236 | | |
| WMC | 270381 | IVAN 1 | 436 | 328 | | |
| WMC | 270382 | IVAN 2 | 436 | 330 | | |
| WMC | 270383 | IVAN 3 | 436 | 320 | | |
| WMC | 270384 | IVAN 4 | 436 | 321 | | |
| WMC | 270385 | IVAN 5 | 436 | 322 | | |
| WMC | 270386 | IVAN 7 | 436 | 323 | | |
| WMC | 270387 | IVAN 8 | 436 | 324 | | |
| WMC | 270388 | IVAN 9 | 436 | 325 | | |
| WMC | 270389 | IVAN 10 | 436 | 326 | | |
| WMC | 270390 | IVAN 11 | 436 | 327 | | |
| WMC | 270391 | IVAN 13 | 436 | 319 | | |
| WMC | 270392 | IVAN 14 | 436 | 318 | | |
| WMC | 270393 | IVAN 15 | 436 | 317 | | |
| WMC | 270394 | IVAN 16 | 436 | 316 | | |
| WMC | 270395 | IVAN 17 | 436 | 315 | | |
| WMC | 270396 | IVAN 19 | 436 | 314 | | |
| WMC | 270397 | IVAN 20 | 436 | 313 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 270398 | IVAN 21 | 436 | 312 | | |
| WMC | 270399 | IVAN 22 | 436 | 311 | | |
| WMC | 270400 | IVAN 23 | 436 | 310 | | |
| WMC | 275672 | SUN 9 | 444 | 89 | | |
| WMC | 275673 | SUN 10 | 444 | 90 | | |
| WMC | 275674 | SUN 11 | 444 | 91 | | |
| WMC | 275675 | SUN 12 | 444 | 92 | | |
| WMC | 275676 | SUN 13 | 444 | 93 | | |
| WMC | 275677 | SUN 14 | 444 | 94 | | |
| WMC | 275678 | SUN 15 | 444 | 95 | | |
| WMC | 275679 | SUN 16 | 444 | 96 | | |
| WMC | 275680 | SUN 17 | 444 | 97 | | |
| WMC | 275697 | SUN 34 | 444 | 114 | | |
| WMC | 275698 | SUN 35 | 444 | 115 | | |
| WMC | 275699 | SUN 36 | 444 | 116 | | |
| WMC | 275700 | SUN 37 | 444 | 117 | | |
| WMC | 275701 | SUN 38 | 444 | 118 | | |
| WMC | 275702 | SUN 39 | 444 | 119 | | |
| WMC | 275703 | SUN 40 | 444 | 120 | | |
| WMC | 275704 | SUN 41 | 444 | 121 | | |
| WMC | 275716 | SUN 53 | 444 | 133 | | |
| WMC | 275718 | SUN 55 | 444 | 135 | | |
| WMC | 275720 | SUN 57 | 444 | 137 | | |
| WMC | 275721 | SUN 58 | 444 | 138 | | |
| WMC | 275722 | SUN 59 | 444 | 139 | | |
| WMC | 275723 | SUN 60 | 444 | 140 | | |
| WMC | 275724 | SUN 61 | 444 | 141 | | |
| WMC | 275725 | SUN 62 | 444 | 142 | | |
| WMC | 275726 | SUN 63 | 444 | 143 | | |
| WMC | 275727 | SUN 64 | 444 | 144 | | |
| WMC | 275728 | SUN 65 | 444 | 145 | | |
| WMC | 275729 | SUN 66 | 444 | 146 | | |
| WMC | 275730 | SUN 67 | 444 | 147 | | |
| WMC | 275731 | SUN 68 | 444 | 148 | | |
| WMC | 275732 | SUN 69 | 444 | 149 | | |
| WMC | 275733 | SUN 70 | 444 | 150 | | |
| WMC | 275734 | SUN 71 | 444 | 151 | | |
| WMC | 275735 | SUN 72 | 444 | 152 | | |
| WMC | 275736 | SUN 73 | 444 | 153 | | |
| WMC | 275737 | SUN 74 | 444 | 154 | | |
| WMC | 275746 | SUN 83 | 444 | 163 | | |
| WMC | 275748 | SUN 85 | 444 | 165 | | |
| WMC | 275750 | SUN 87 | 444 | 167 | | |
| WMC | 275751 | SUN 88 | 444 | 168 | | |
| WMC | 275752 | SUN 89 | 444 | 169 | | |
| WMC | 275753 | SUN 90 | 444 | 170 | | |
| WMC | 275754 | SUN 91 | 444 | 171 | | |
| WMC | 275755 | SUN 92 | 444 | 172 | | |
| WMC | 275756 | SUN 93 | 444 | 173 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 275757 | SUN 94 | 444 | 174 | | |
| WMC | 275758 | SUN 95 | 444 | 175 | | |
| WMC | 275759 | SUN 96 | 444 | 176 | | |
| WMC | 275760 | SUN 97 | 444 | 177 | | |
| WMC | 275761 | SUN 98 | 444 | 178 | | |
| WMC | 275762 | SUN 99 | 444 | 179 | | |
| WMC | 275763 | SUN 100 | 444 | 180 | | |
| WMC | 275764 | SUN 101 | 444 | 181 | | |
| WMC | 275765 | SUN 102 | 444 | 182 | | |
| WMC | 275766 | SUN 103 | 444 | 183 | | |
| WMC | 275767 | SUN 104 | 444 | 184 | | |
| WMC | 275768 | SUN 105 | 444 | 185 | | |
| WMC | 275769 | SUN 106 | 444 | 186 | | |
| WMC | 275770 | SUN 107 | 444 | 187 | | |
| WMC | 275771 | SUN 108 | 444 | 188 | | |
| WMC | 275772 | SUN 109 | 444 | 189 | | |
| WMC | 275773 | SUN 110 | 444 | 190 | | |
| WMC | 275774 | SUN 111 | 444 | 191 | | |
| WMC | 275775 | SUN 112 | 444 | 192 | | |
| WMC | 275776 | SUN 113 | 444 | 193 | | |
| WMC | 275777 | SUN 114 | 444 | 194 | | |
| WMC | 275778 | SUN 115 | 444 | 195 | | |
| WMC | 275779 | SUN 116 | 444 | 196 | | |
| WMC | 289356 | WHITE 1 | 461 | 661-662 | | |
| WMC | 289357 | WHITE 2 | 461 | 663 | | |
| WMC | 289358 | WHITE 3 | 461 | 664 | | |
| WMC | 289359 | WHITE 4 | 461 | 665 | | |
| WMC | 289360 | WHITE 5 | 461 | 666 | | |
| WMC | 289361 | WHITE 6 | 461 | 667 | | |

**PART 3**

Area of Interest


T53N
T52N
R64W
R63W
VENTURE AGREEMENT
AREA OF INTEREST
BOUNDARY
NORTH
Newmont Mining Corporation
BEAR LODGE JOINT VENTURE
T.51-52N., R.63W., 6th P.M.
Crook County, Wyoming

## Exhibit D

When recorded, return to:

**Newmont North America Exploration Limited**
6363 South Fiddlers Green Circle
Greenwood Village, CO 80111
Attn: Director, Land

### QUITCLAIM DEED

This Quitclaim Deed (this "Quitclaim Deed") is entered into effective as of May 14th, 2010, ("Effective Date") and is from Newmont North America Exploration Limited, a Delaware corporation whose address is 6363 South Fiddlers Green Circle, Greenwood Village, CO 80111 ("Grantor"), to Paso Rico (USA), Inc., a Wyoming corporation whose address is Suite 410 – 325 Howe Street, Vancouver, BC V6C 1Z7 ("Grantee").

### RECITALS

Grantor and Grantee entered into that certain Bearlodge Venture Agreement (the "Venture Agreement"), dated effective as of June 1, 2006 a memorandum of which was recorded on September 25, 2006, as No. 58439 Photo Book 449 Page 0218 of the Official Records of Crook County, Wyoming, covering various properties.

By that certain Termination of Bearlodge Venture and Right of First Refusal of even date herewith ("Termination Agreement"), Grantor and Grantee have agreed to terminate the Venture Agreement, execute this Quitclaim Deed, and execute a Royalty Deed and Agreement granting to Grantor a royalty on minerals produced from the unpatented mining claims described in Exhibit A to this Quitclaim Deed ("the Claims").

### WITNESSETH:

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the rights and obligations of Grantor and Grantee under the Termination Agreement and the Royalty Deed and Agreement, Grantor quitclaims and surrenders to Grantee, Grantee's successors and assigns, all right, title and interest of Grantor in and to the Claims.

TO HAVE AND TO HOLD the same unto Grantee, and its successors and assigns forever.

1. This Quitclaim Deed shall be governed by the laws of the State of Wyoming.

2. This Quitclaim Deed is subject to the terms of the Termination Agreement, including without limitation a Right of First Refusal in favor of Grantor with respect to any proposed sale or transfer of the Claims by Grantee its successors and assigns for a period of five (5) years from the Effective Date.

3. This Quitclaim Deed is subject to the terms of that certain Consulting Agreement dated April 8, 2004 between Grantor and Bronco Creek Exploration and Mining Incorporated, a copy attached hereto as Exhibit B (the "Consulting Agreement") and Grantee assumes all obligations of Grantor under the Consulting Agreement with respect to the Claims, including the obligation to pay any additional Success Services Compensation, as provided therein.

4. This Quitclaim Deed is subject to the terms of that Royalty Deed and Agreement of even date herewith by and between Grantor and Grantee.

THIS QUITCLAIM DEED IS MADE WITHOUT WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY. GRANTEE IS ACQUIRING THE CLAIMS "AS IS" WITHOUT WARRANTY OF ANY KIND AS TO THE CONDITION, SUITABILITY OR USABILITY OF THE CLAIMS FOR ANY PURPOSE, WHICH GRANTEE ACKNOWLEDGES SPECIFICALLY APPLIES WITH RESPECT TO THE ENVIRONMENTAL CONDITION OF THE CLAIMS, AND ALL COMMON LAW OR STATUTORY CLAIMS WITH RESPECT THERETO. GRANTEE ASSUMES THE RISK OF ANY ENVIRONMENTAL CONTAMINATION, HAZARDOUS SUBSTANCES OR OTHER CONDITIONS ON OR RELATED TO THE CLAIMS.

IN WITNESS WHEREOF, Grantor and Grantee have caused this Quitclaim Deed to be executed on the Effective Date set forth above.

Grantor:

Newmont North America Exploration Limited
a Delaware corporation

By:______________________________

Name:____________________________

Title:_____________________________

Grantee:

Paso Rico (USA), Inc.

By:______________________________

Name:____________________________

Title:_____________________________

STATE OF_________________)
)
COUNTY OF_______________)

On this ___ day of ___________, ____, personally appeared before me, a Notary Public, ________________________________________, a ____________________ of Newmont North America Exploration Limited, personally known or proved to me to be the person whose name is subscribed to the above instrument who acknowledged to me that he executed the above instrument on behalf of Newmont North America Exploration Limited.

______________________________
Notary Public

My Commission Expires:

______________________

STATE OF_________________)
)
COUNTY OF_______________)

On this ___ day of ___________, ____, personally appeared before me, a Notary Public, ________________________________________, a ____________________ of Paso Rico (USA), Inc., personally known or proved to me to be the person whose name is subscribed to the above instrument who acknowledged to me that he executed the above instrument on behalf of to Paso Rico (USA), Inc.

______________________________
Notary Public

My Commission Expires: ______________

**Exhibit A**
**to Quitclaim Deed**
**Newmont North America Exploration Limited to Paso Rico (USA), Inc.**
**Claims**

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 260907 | COLE-7 | 423 | 493 | | |
| WMC | 260908 | COLE-8 | 423 | 494 | | |
| WMC | 260909 | COLE-9 | 423 | 495 | | |
| WMC | 260910 | COLE-10 | 423 | 496 | | |
| WMC | 260911 | COLE-11 | 423 | 497 | | |
| WMC | 260912 | COLE-12 | 423 | 498 | | |
| WMC | 260913 | COLE-13 | 423 | 499 | | |
| WMC | 260914 | COLE-14 | 423 | 500 | | |
| WMC | 260915 | COLE-15 | 423 | 501 | | |
| WMC | 260916 | COLE-16 | 423 | 502 | | |
| WMC | 260917 | COLE-17 | 423 | 503 | | |
| WMC | 260918 | COLE-18 | 423 | 504 | | |
| WMC | 260920 | COLE-20 | 423 | 506 | | |
| WMC | 260922 | COLE-22 | 423 | 508 | | |
| WMC | 260924 | COLE-24 | 423 | 510 | | |
| WMC | 260926 | COLE-26 | 423 | 512 | | |
| WMC | 260927 | COLE-27 | 423 | 513 | | |
| WMC | 260928 | COLE-28 | 423 | 514 | | |
| WMC | 260929 | COLE-29 | 423 | 515 | | |
| WMC | 260930 | COLE-30 | 423 | 516 | | |
| WMC | 260931 | COLE-31 | 423 | 517 | | |
| WMC | 260932 | COLE-32 | 423 | 518 | | |
| WMC | 260933 | COLE-33 | 423 | 519 | | |
| WMC | 260934 | COLE-34 | 423 | 520 | | |
| WMC | 260935 | COLE-35 | 423 | 521 | | |
| WMC | 260936 | COLE-36 | 423 | 522 | | |
| WMC | 260937 | COLE-37 | 423 | 523 | | |
| WMC | 260938 | COLE-38 | 423 | 524 | | |
| WMC | 260939 | COLE-39 | 423 | 525 | | |
| WMC | 260940 | COLE-40 | 423 | 526 | | |
| WMC | 260941 | COLE-41 | 423 | 527 | | |
| WMC | 260942 | COLE-42 | 423 | 528 | | |
| WMC | 260943 | COLE-43 | 423 | 529 | | |
| WMC | 260944 | COLE-44 | 423 | 530 | | |
| WMC | 260945 | COLE-45 | 423 | 531 | | |
| WMC | 260946 | COLE-46 | 423 | 532 | | |
| WMC | 260947 | COLE-47 | 423 | 533 | | |
| WMC | 260948 | COLE-48 | 423 | 534 | | |
| WMC | 260949 | COLE-49 | 423 | 535 | | |
| WMC | 260950 | COLE-50 | 423 | 536 | | |
| WMC | 260951 | COLE-51 | 423 | 537 | | |
| WMC | 260952 | COLE-52 | 423 | 538 | | |
| WMC | 260953 | COLE-53 | 423 | 539 | | |
| WMC | 260954 | COLE-54 | 423 | 540 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 260955 | COLE-55 | 423 | 541 | | |
| WMC | 260956 | COLE-56 | 423 | 542 | | |
| WMC | 260957 | COLE-57 | 423 | 543 | | |
| WMC | 260958 | COLE-58 | 423 | 544 | | |
| WMC | 260959 | COLE-59 | 423 | 545 | | |
| WMC | 260960 | COLE-60 | 423 | 546 | | |
| WMC | 260961 | COLE-61 | 423 | 547 | | |
| WMC | 260962 | COLE-62 | 423 | 548 | | |
| WMC | 260963 | REU-1 | 423 | 549 | | |
| WMC | 260964 | REU-2 | 423 | 551 | | |
| WMC | 260965 | REU-3 | 423 | 552 | | |
| WMC | 260966 | REU-4 | 423 | 553 | | |
| WMC | 260967 | REU-5 | 423 | 554 | | |
| WMC | 260968 | REU-6 | 423 | 555 | | |
| WMC | 260969 | REU-7 | 423 | 556 | | |
| WMC | 260970 | REU-8 | 423 | 557 | | |
| WMC | 260971 | REU-9 | 423 | 558 | | |
| WMC | 260972 | REU-10 | 423 | 559 | | |
| WMC | 260973 | REU-11 | 423 | 560 | | |
| WMC | 260974 | REU-12 | 423 | 561 | | |
| WMC | 260975 | REU-13 | 423 | 562 | | |
| WMC | 260976 | REU-14 | 423 | 563 | | |
| WMC | 260977 | REU-15 | 423 | 564 | | |
| WMC | 260978 | REU-16 | 423 | 565 | | |
| WMC | 260979 | REU-17 | 423 | 566 | | |
| WMC | 260980 | REU-18 | 423 | 567 | | |
| WMC | 260981 | REU-19 | 423 | 568 | | |
| WMC | 260982 | REU-20 | 423 | 569 | | |
| WMC | 260984 | REU-22 | 423 | 571 | | |
| WMC | 260986 | REU-24 | 423 | 573 | | |
| WMC | 260988 | REU-26 | 423 | 575 | | |
| WMC | 260990 | REU-28 | 423 | 577 | | |
| WMC | 260992 | REU-30 | 423 | 579 | | |
| WMC | 260994 | REU-32 | 423 | 581 | | |
| WMC | 260999 | REU-37 | 423 | 586 | | |
| WMC | 261000 | REU-38 | 423 | 587 | | |
| WMC | 261001 | REU-39 | 423 | 588 | | |
| WMC | 261002 | REU-40 | 423 | 589 | | |
| WMC | 261003 | REU-41 | 423 | 590 | | |
| WMC | 261004 | REU-42 | 423 | 591 | | |
| WMC | 261005 | REU-43 | 423 | 592 | | |
| WMC | 261006 | REU-44 | 423 | 593 | | |
| WMC | 261007 | REU-45 | 423 | 594 | | |
| WMC | 261008 | REU-46 | 423 | 595 | | |
| WMC | 261009 | REU-47 | 423 | 596 | | |
| WMC | 261010 | REU-48 | 423 | 597 | | |
| WMC | 261011 | REU-49 | 423 | 598 | | |
| WMC | 261012 | REU-50 | 423 | 599 | | |
| WMC | 261013 | REU-51 | 423 | 600 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 261014 | REU-52 | 423 | 601 | | |
| WMC | 261015 | REU-53 | 423 | 602 | | |
| WMC | 261016 | REU-54 | 423 | 603 | | |
| WMC | 261017 | REU-55 | 423 | 604 | | |
| WMC | 261018 | REU-56 | 423 | 605 | | |
| WMC | 261019 | REU-57 | 423 | 606 | | |
| WMC | 261020 | REU-58 | 423 | 607 | | |
| WMC | 261021 | REU-59 | 423 | 608 | | |
| WMC | 261022 | REU-60 | 423 | 609 | | |
| WMC | 261023 | REU-61 | 423 | 610 | | |
| WMC | 261024 | REU-62 | 423 | 611 | | |
| WMC | 261025 | REU-63 | 423 | 612 | | |
| WMC | 261026 | REU-64 | 423 | 613 | | |
| WMC | 261027 | REU-65 | 423 | 614 | | |
| WMC | 261028 | REU-66 | 423 | 615 | | |
| WMC | 261029 | REU-67 | 423 | 616 | | |
| WMC | 261030 | REU-68 | 423 | 617 | | |
| WMC | 261031 | REU-69 | 423 | 618 | | |
| WMC | 261032 | REU-70 | 423 | 619 | | |
| WMC | 261033 | REU-71 | 423 | 620 | | |
| WMC | 261034 | REU-72 | 423 | 621 | | |
| WMC | 261035 | REU-73 | 423 | 622 | | |
| WMC | 261036 | REU-74 | 423 | 623 | | |
| WMC | 261037 | REU-75 | 423 | 624 | | |
| WMC | 261038 | REU-76 | 423 | 625 | | |
| WMC | 261039 | REU-77 | 423 | 626 | | |
| WMC | 261040 | REU-78 | 423 | 627 | | |
| WMC | 268910 | COLE 63 | 436 | 160 | | |
| WMC | 268911 | COLE 64 | 436 | 162 | | |
| WMC | 268912 | COLE 65 | 436 | 163 | | |
| WMC | 268913 | COLE 66 | 436 | 164 | | |
| WMC | 268914 | COLE 67 | 436 | 165 | | |
| WMC | 268915 | COLE 68 | 436 | 166 | | |
| WMC | 268916 | COLE 69 | 436 | 167 | | |
| WMC | 268917 | COLE 70 | 436 | 168 | | |
| WMC | 268918 | COLE 71 | 436 | 169 | | |
| WMC | 268919 | COLE 72 | 436 | 170 | | |
| WMC | 268920 | COLE 73 | 436 | 171 | | |
| WMC | 268921 | COLE 74 | 436 | 172 | | |
| WMC | 268922 | OGDEN 1 | 436 | 147 | | |
| WMC | 268923 | OGDEN 2 | 436 | 149 | | |
| WMC | 268924 | OGDEN 3 | 436 | 150 | | |
| WMC | 268925 | OGDEN 4 | 436 | 151 | | |
| WMC | 268926 | OGDEN 5 | 436 | 152 | | |
| WMC | 268927 | OGDEN 6 | 436 | 153 | | |
| WMC | 268928 | OGDEN 7 | 436 | 154 | | |
| WMC | 268929 | OGDEN 8 | 436 | 155 | | |
| WMC | 268930 | OGDEN 9 | 436 | 156 | | |
| WMC | 268931 | OGDEN 10 | 436 | 157 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 268932 | OGDEN 11 | 436 | 158 | | |
| WMC | 268933 | OGDEN 12 | 436 | 159 | | |
| WMC | 270117 | DEN 1 | 437 | 468-470 | | |
| WMC | 270122 | DEN 6 | 437 | 475 | | |
| WMC | 270138 | DEN 22 | 437 | 491 | | |
| WMC | 270145 | DEN 29 | 437 | 498 | | |
| WMC | 270152 | DEN 36 | 437 | 505 | | |
| WMC | 270156 | DEN 40 | 437 | 510 | | |
| WMC | 270157 | DEN 41 | 437 | 511 | | |
| WMC | 270158 | DEN 42 | 437 | 512 | | |
| WMC | 270159 | DEN 43 | 437 | 513-514 | | |
| WMC | 270160 | DEN 44 | 437 | 515 | | |
| WMC | 270161 | DEN 45 | 437 | 516 | | |
| WMC | 270162 | DEN 46 | 437 | 517 | | |
| WMC | 270163 | DEN 47 | 437 | 518 | | |
| WMC | 270164 | DEN 48 | 437 | 519 | | |
| WMC | 270165 | DEN 49 | 437 | 520 | | |
| WMC | 270166 | DEN 50 | 437 | 521 | | |
| WMC | 270167 | DEN 51 | 437 | 522 | | |
| WMC | 270168 | DEN 52 | 437 | 523 | | |
| WMC | 270169 | DEN 53 | 437 | 524 | | |
| WMC | 270170 | DEN 54 | 437 | 525 | | |
| WMC | 270171 | DEN 55 | 437 | 526 | | |
| WMC | 270172 | DEN 56 | 437 | 527 | | |
| WMC | 270173 | DEN 57 | 437 | 528 | | |
| WMC | 270174 | DEN 58 | 437 | 529 | | |
| WMC | 270175 | DEN 59 | 437 | 530 | | |
| WMC | 270176 | DEN 60 | 437 | 531 | | |
| WMC | 270177 | DEN 61 | 437 | 532-533 | | |
| WMC | 270178 | DEN 62 | 437 | 534 | | |
| WMC | 270179 | DEN 63 | 437 | 535 | | |
| WMC | 270180 | DEN 64 | 437 | 536 | | |
| WMC | 270181 | DEN 65 | 437 | 537 | | |
| WMC | 270182 | DEN 66 | 437 | 538 | | |
| WMC | 270183 | DEN 67 | 437 | 539 | | |
| WMC | 270184 | DEN 68 | 437 | 540 | | |
| WMC | 270185 | DEN 69 | 437 | 541 | | |
| WMC | 270186 | DEN 70 | 437 | 542 | | |
| WMC | 270187 | DEN 71 | 437 | 543 | | |
| WMC | 270188 | DEN 72 | 437 | 544 | | |
| WMC | 270189 | DEN 73 | 437 | 545 | | |
| WMC | 270191 | DEN 75 | 437 | 547 | | |
| WMC | 270204 | DEN 88 | 437 | 560 | | |
| WMC | 270205 | DEN 89 | 437 | 561 | | |
| WMC | 270206 | DEN 90 | 437 | 562 | | |
| WMC | 270207 | DEN 91 | 437 | 563 | | |
| WMC | 270208 | DEN 92 | 437 | 564 | | |
| WMC | 270209 | DEN 93 | 437 | 565 | | |
| WMC | 270210 | DEN 94 | 437 | 566 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 270211 | DEN 95 | 437 | 567 | | |
| WMC | 270212 | DEN 96 | 437 | 568 | | |
| WMC | 270213 | DEN 97 | 437 | 569 | | |
| WMC | 270214 | DEN 98 | 437 | 570 | | |
| WMC | 270215 | DEN 99 | 437 | 571 | | |
| WMC | 270216 | DEN 100 | 437 | 572 | | |
| WMC | 270217 | DEN 101 | 437 | 573 | | |
| WMC | 270218 | DEN 102 | 437 | 574 | | |
| WMC | 270219 | DEN 103 | 437 | 575 | | |
| WMC | 270220 | DEN 104 | 437 | 576 | | |
| WMC | 270221 | DEN 105 | 437 | 577 | | |
| WMC | 270222 | DEN 106 | 437 | 578 | | |
| WMC | 270223 | DEN 107 | 437 | 579 | | |
| WMC | 270224 | DEN 108 | 437 | 580 | | |
| WMC | 270225 | DEN 109 | 437 | 581 | | |
| WMC | 270226 | DEN 110 | 437 | 582 | | |
| WMC | 270227 | DEN 111 | 437 | 583 | | |
| WMC | 270228 | DEN 112 | 437 | 584 | | |
| WMC | 270229 | DEN 113 | 437 | 585 | | |
| WMC | 270230 | DEN 114 | 437 | 586 | | |
| WMC | 270231 | DEN 115 | 437 | 587 | | |
| WMC | 270232 | DEN 116 | 437 | 588 | | |
| WMC | 270233 | DEN 117 | 437 | 589 | | |
| WMC | 270234 | DEN 118 | 437 | 590 | | |
| WMC | 270243 | DEN 127 | 437 | 599 | | |
| WMC | 270244 | DEN 128 | 437 | 600 | | |
| WMC | 270245 | DEN 129 | 437 | 601 | | |
| WMC | 270246 | DEN 130 | 437 | 602 | | |
| WMC | 270247 | DEN 131 | 437 | 603 | | |
| WMC | 270248 | DEN 132 | 437 | 604 | | |
| WMC | 270249 | DEN 133 | 437 | 605 | | |
| WMC | 270250 | DEN 134 | 437 | 606 | | |
| WMC | 270251 | DEN 135 | 437 | 607 | | |
| WMC | 270252 | DEN 136 | 437 | 608 | | |
| WMC | 270253 | DEN 137 | 437 | 609 | | |
| WMC | 270254 | DEN 138 | 437 | 610 | | |
| WMC | 270256 | DEN 140 | 437 | 612 | | |
| WMC | 270259 | DEN 143 | 437 | 615 | | |
| WMC | 270260 | DEN 144 | 437 | 616 | | |
| WMC | 270261 | DEN 145 | 437 | 617 | | |
| WMC | 270262 | DEN 146 | 437 | 618 | | |
| WMC | 270263 | DEN 147 | 437 | 619 | | |
| WMC | 270264 | DEN 148 | 437 | 620 | | |
| WMC | 270265 | DEN 149 | 437 | 621 | | |
| WMC | 270266 | DEN 150 | 437 | 622 | | |
| WMC | 270267 | DEN 151 | 437 | 623 | | |
| WMC | 270268 | DEN 152 | 437 | 624 | | |
| WMC | 270269 | DEN 153 | 437 | 625 | | |
| WMC | 270270 | DEN 154 | 437 | 626 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 270273 | DEN 157 | 437 | 629 | | |
| WMC | 270274 | DEN 158 | 437 | 630 | | |
| WMC | 270275 | DEN 159 | 437 | 631 | | |
| WMC | 270276 | DEN 160 | 437 | 632 | | |
| WMC | 270277 | DEN 161 | 437 | 633 | | |
| WMC | 270278 | DEN 162 | 437 | 634 | | |
| WMC | 270279 | DEN 163 | 437 | 635 | | |
| WMC | 270280 | DEN 164 | 437 | 636 | | |
| WMC | 270281 | DEN 165 | 437 | 637 | | |
| WMC | 270282 | DEN 166 | 437 | 638 | | |
| WMC | 270283 | DEN 167 | 437 | 639 | | |
| WMC | 270284 | DEN 168 | 437 | 640 | | |
| WMC | 270285 | DEN 169 | 437 | 641 | | |
| WMC | 270286 | DEN 170 | 437 | 642 | | |
| WMC | 270287 | DEN 171 | 437 | 643 | | |
| WMC | 270288 | DEN 172 | 437 | 644 | | |
| WMC | 270289 | OGDEN 13 | 437 | 645 | | |
| WMC | 270290 | OGDEN 14 | 437 | 647 | | |
| WMC | 270291 | OGDEN 15 | 437 | 648 | | |
| WMC | 270292 | OGDEN 16 | 437 | 649 | | |
| WMC | 270293 | OGDEN 17 | 437 | 650 | | |
| WMC | 270294 | OGDEN 18 | 437 | 651 | | |
| WMC | 270295 | OGDEN 19 | 437 | 652 | | |
| WMC | 270296 | OGDEN 20 | 437 | 653 | | |
| WMC | 270297 | OGDEN 21 | 437 | 654 | | |
| WMC | 270298 | OGDEN 22 | 437 | 655 | | |
| WMC | 270299 | OGDEN 23 | 437 | 656 | | |
| WMC | 270300 | OGDEN 24 | 437 | 657 | | |
| WMC | 270301 | OGDEN 25 | 437 | 658 | | |
| WMC | 270302 | OGDEN 26 | 437 | 659 | | |
| WMC | 270303 | OGDEN 27 | 437 | 660 | | |
| WMC | 270304 | OGDEN 28 | 437 | 661 | | |
| WMC | 270305 | OGDEN 29 | 437 | 662 | | |
| WMC | 270306 | OGDEN 30 | 437 | 663 | | |
| WMC | 270307 | OGDEN 31 | 437 | 664 | | |
| WMC | 270308 | OGDEN 32 | 437 | 665 | | |
| WMC | 270309 | OGDEN 33 | 437 | 666 | | |
| WMC | 270310 | OGDEN 34 | 437 | 667 | | |
| WMC | 270311 | OGDEN 35 | 437 | 668 | | |
| WMC | 270312 | OGDEN 36 | 437 | 669 | | |
| WMC | 270313 | OGDEN 37 | 437 | 670 | | |
| WMC | 270314 | OGDEN 38 | 437 | 671 | | |
| WMC | 270315 | OGDEN 39 | 437 | 672 | | |
| WMC | 270316 | OGDEN 40 | 437 | 673 | | |
| WMC | 270320 | OGDEN 44 | 437 | 677 | | |
| WMC | 270321 | OGDEN 45 | 437 | 678 | | |
| WMC | 270322 | OGDEN 46 | 437 | 679 | | |
| WMC | 270323 | OGDEN 47 | 437 | 680 | | |
| WMC | 270324 | OGDEN 48 | 437 | 681 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 270325 | OGDEN 49 | 437 | 682 | | |
| WMC | 270326 | OGDEN 50 | 437 | 683 | | |
| WMC | 270330 | OGDEN 54 | 437 | 687 | | |
| WMC | 270331 | OGDEN 55 | 437 | 688 | | |
| WMC | 270332 | OGDEN 56 | 437 | 689 | | |
| WMC | 270333 | OGDEN 57 | 437 | 690 | | |
| WMC | 270334 | OGDEN 58 | 437 | 691 | | |
| WMC | 270335 | OGDEN 59 | 437 | 692 | | |
| WMC | 270336 | OGDEN 60 | 437 | 693 | | |
| WMC | 270337 | OGDEN 61 | 437 | 694 | | |
| WMC | 270338 | OGDEN 62 | 437 | 695 | | |
| WMC | 270339 | OGDEN 63 | 437 | 696 | | |
| WMC | 270340 | OGDEN 64 | 437 | 697 | | |
| WMC | 270341 | OGDEN 65 | 437 | 698 | | |
| WMC | 270342 | OGDEN 66 | 437 | 699 | 441 | 88 |
| WMC | 270343 | OGDEN 67 | 437 | 700 | | |
| WMC | 270344 | OGDEN 68 | 437 | 701 | | |
| WMC | 270345 | OGDEN 69 | 437 | 702 | | |
| WMC | 270346 | OGDEN 70 | 437 | 703 | | |
| WMC | 270347 | OGDEN 71 | 437 | 704 | | |
| WMC | 270348 | OGDEN 72 | 437 | 705 | | |
| WMC | 270349 | OGDEN 73 | 437 | 706 | | |
| WMC | 270350 | OGDEN 74 | 437 | 707 | | |
| WMC | 270351 | OGDEN 75 | 437 | 708 | | |
| WMC | 270352 | OGDEN 76 | 437 | 709 | | |
| WMC | 270353 | OGDEN 77 | 437 | 710 | | |
| WMC | 270354 | OGDEN 78 | 437 | 711 | | |
| WMC | 270355 | OGDEN 79 | 437 | 712 | | |
| WMC | 270356 | OGDEN 80 | 437 | 713 | | |
| WMC | 270357 | OGDEN 81 | 437 | 714 | | |
| WMC | 270358 | OGDEN 82 | 437 | 715 | | |
| WMC | 270359 | OGDEN 83 | 437 | 716 | | |
| WMC | 270360 | OGDEN 84 | 437 | 717 | | |
| WMC | 270361 | OGDEN 85 | 437 | 718 | | |
| WMC | 270362 | OGDEN 86 | 437 | 719 | | |
| WMC | 270363 | OGDEN 87 | 437 | 720 | | |
| WMC | 270364 | OGDEN 1A | 437 | 721 | | |
| WMC | 270365 | OGDEN 7A | 437 | 722 | | |

**Exhibit B**
**to Quitclaim Deed**
**Newmont North America Exploration Limited to Paso Rico (USA), Inc.**
**Consulting Agreement**

**The Consulting Agreement is attached starting on the following page.**

**The remainder of this page is intentionally left blank.**

Exhibit B
to Quitclaim Deed
Newmont North America Exploration Limited to Paso Rico (USA), Inc. 24373
Consulting Agreement North American ALKALIC

**CONSULTING AGREEMENT**
**Agreement No. CA-___-___-___**

This Consulting Agreement (this "Agreement") is entered into and effective as of April 8, 2004 (the "Effective Date") by and between **Newmont Overseas Exploration Limited**, a Delaware corporation, with offices at 1700 Lincoln Street, Denver, Colorado 80203 ("Newmont"), and **Bronco Creek Exploration and Mining Incorporated**, a corporation incorporated under the laws of Arizona, with a business address of 2841 East Manchester, Tucson, Arizona 85716 USA ("Contractor").

In consideration of the mutual promises and conditions contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. TERM

This Agreement shall be effective from April 8, 2004 to December 31, 2004 (the "Term"), unless terminated earlier under Section 9. By written agreement, the parties may extend the Term of this Agreement annually on a calendar year basis, or upon such other term as the parties may mutually agree.

2. STATEMENT OF SERVICES

A. During the Term, Contractor shall perform the work described in Exhibit A attached hereto (the "Services").

B. In performance of the Services, Contractor shall exercise the highest degree of care, skill, and judgment for professionals engaged in the performance of services of this nature, and shall comply with the provisions of Newmont's Contractor Health & Safety Program, a complete and accurate copy of which has been provided to Contractor simultaneously with the execution of this Agreement, as the same may be amended from time to time by Newmont, in its sole discretion, and provided to Contractor.

C. Contractor shall comply with all applicable laws, regulations, decrees, codes, ordinances, resolutions, and other acts of any applicable governmental authority, including without limitation those addressing the preservation of health, safety, and the environment, the U.S. Foreign Corrupt Practices Act (which prohibits the direct or indirect delivery of anything of value to government officials to secure an improper advantage), and other laws that are applicable to this Agreement or Contractor's performance of the Services. Contractor assumes full responsibility for the payment of all wages, payroll burdens, fringe benefits, and payroll taxes as to its employees, servants, and agents engaged in the performance of the Services, including payroll deductions for income tax and unemployment insurance. Contractor shall ensure that Contractor, Contractor's employees and agents, and the employees and agents of its subcontractors at all times have applicable visas, work permits, and other documentation necessary for performance of the Services, and that all immigration requirements applicable to Contractor, Contractor's subcontractors, and their respective employees and agents are complied with.

D. Contractor acknowledges that Newmont has a policy prohibiting the use, sale, transfer, purchase, or possession of a controlled substance (i.e. illegal drugs), alcohol, or firearms while on Newmont's premises. Furthermore, Contractor acknowledges that Newmont has a drug-free workplace policy, a copy of which has been provided to Contractor, that prohibits any person working on Newmont's premises from having alcohol or controlled substances in such individual's system. Therefore, by entering onto Newmont's premises, each of Contractor, Contractor's subcontractors, and their respective employees and agents consents to: (a) an inspection of the individual's person and personal effects at any time while on Newmont's premises; and (b) laboratory testing for controlled substances and alcohol in the individuals system for reasonable cause. An individual's refusal to permit such inspection or testing may result in removal of the individual from Newmont's premises and removal from further participation in any aspect of the Services. Contractor represents that its subcontractors and the employees and agents of Contractor and its subcontractors will be informed of the provisions of this paragraph before performing any of the Services.

At the request of Newmont, Contractor shall immediately remove from the job site and from participation in any aspect of the Services any of Contractor's subcontractors and any employee or agent of Contractor or its subcontractors that Newmont determines, in its sole, absolute, and unreviewable discretion, poses a danger to the safety or health of those around them (including but not limited to because of the individual's use of alcohol or drugs) or is otherwise unfit or incompetent to perform the Services.

Contractor shall ensure that all of its subcontractors and the employees and agents of Contractor and its subcontractors act in strict accordance with this Section.

Contractor shall conduct drug testing of Contractor's employees and agents, and ensure that its subcontractors conduct drug testing of their employees and agents, within one month prior to initial admission of such personnel to the project site or Newmont property for performance of the Services, and shall institute, and ensure that its subcontractors institute, a random drug testing policy for their respective personnel (conducting random tests on a percentage of personnel which is not less than the percentage of employees that Newmont randomly tests, for the time period in question) during performance of the Services. All appropriate documents shall be provided to Newmont showing that Contractor is in compliance with the requirements of this Section. Newmont may conduct audits of Contractor's and its subcontractors' drug screening policies annually to confirm Contractor is in compliance.

E. This Agreement does not preclude Contractor from undertaking work of this general nature for others; provided, however, that during the term of this Agreement Contractor shall not undertake work of this general nature exploring for alkalic gold deposits for any other party.

3. COMPENSATION FOR SERVICES

A. As compensation for the performance of the Services hereunder, Contractor shall be compensated in accordance with the terms set forth in Exhibit A.

B. Subject to the limitations set forth in Exhibit A., if any, Newmont also shall reimburse Contractor for the actual amount of reasonable and necessary expenses incurred in the performance of the Services, provided that such expenses have been approved in writing in advance by Newmont. Contractor shall submit an invoice of time and expenses for payment on a monthly basis. Such invoice shall contain a reasonable itemization of the Services rendered and charges made for those Services and of expenses incurred. Copies of receipts, statements, and any other documents that verify the accuracy of such invoice shall also be included. Newmont shall pay the invoice within 30 days from the date the invoice is received by Newmont, excepting any disputed amounts which may be withheld pending resolution of the dispute.

4. OWNERSHIP AND SUBMISSION OF INFORMATION AND RECORDS

A. All records, reports, data, and other information, and all copies thereof and notes related thereto, prepared, generated, researched, developed, compiled, or obtained from any source whatsoever by or through Contractor in connection with performance of the Services subsequent to the Effective Date (the "Data") shall be promptly disclosed to Newmont, and without further consideration shall become, to the extent legally possible, the property of Newmont. Upon Newmont's request, Contractor shall promptly execute and deliver to Newmont any document necessary to transfer legal title in such property to Newmont.

B. Contractor shall submit all Data to Newmont without retaining any copies thereof, unless written approval to retain copies has been given by Newmont to Contractor.

5. NONDISCLOSURE/NON-USE

Contractor shall not, and shall cause its subcontractors to not, disclose to third parties or use for purposes other than performing the Services, any Data or any other information that relates to the technical, legal, or business affairs or activities of Newmont or its subsidiaries or affiliates which was obtained by or on behalf of Contractor in connection with the performance of the Services (collectively, "Confidential Information"), without the prior written consent of Newmont, unless said information:

(a) Is, or shall have been, in the possession of Contractor and not subject to a confidentiality obligation prior to Contractor's acquisition thereof in connection with the performance of the Services;

(b) through no act or omission of Contractor, becomes published or otherwise available to the public under circumstances such that the public may utilize the same without any direct or indirect confidentiality obligation to Newmont or its subsidiaries or affiliates; or

(c) is acquired by Contractor from any third party rightfully in possession of the same and having no direct or indirect confidentiality obligation to Newmont or its subsidiaries or affiliates with respect to the same.

Contractor acknowledges that the Confidential Information is an important asset of Newmont and/or its subsidiaries or affiliates and that there is not an adequate remedy at law for a breach by Contractor of this Section and Newmont and/or its subsidiaries or affiliates will suffer irreparable harm as a result of such a breach. Therefore, Contractor agrees that Newmont and/or its subsidiaries or affiliates shall be entitled to equitable relief, including temporary and permanent injunctive relief without the obligation of posting a bond (cash or otherwise), in the event of actual or threatened unauthorized disclosure or use of Confidential Information in breach of this Section, as well as damages for any actual harm.

This Section shall survive the expiration or termination of this Agreement.

6. TIME OF PERFORMANCE

Contractor shall complete the Services in accordance with any time schedule established pursuant to Exhibit A. Time is of the essence of this Agreement. If Contractor believes that the Services will not be completed in accordance with the time schedule set forth in Exhibit A, Contractor shall immediately notify Newmont in writing of such anticipated delay. If such delay is due to Contractor's acts or omissions, Contractor, after consultation with Newmont, shall take such remedial steps as may be necessary, at Contractor's sole cost and expense, to expedite the Services so that the Services are completed in accordance with such time schedule.

7. STATUS OF CONTRACTOR; TAXES

A. Contractor shall perform the Services as an independent contractor in accordance with its own methods, the terms of this Agreement, and applicable laws and regulations. Contractor shall have complete charge of its personnel engaged in the performance of the Services. No one employed or subcontracted by Contractor shall be deemed for any purpose to be an employee, agent, servant, worker, or representative of Newmont and shall not have authority to enter into agreements on behalf of Newmont or otherwise bind Newmont in any manner. None of Contractor, its subcontractors, or any of their respective employees or agents shall be eligible for any retirement plan, insurance program, or any other employee or social benefits provided to employees of Newmont. CONTRACTOR IS NOT ENTITLED TO ANY BENEFITS ON ACCOUNT OF OCCUPATIONAL ACCIDENTS NOR TO ANY OTHER WORKERS' COMPENSATION, LABOR RIGHTS BENEFITS, OR SIMILAR BENEFITS PROVIDED BY NEWMONT TO ITS EMPLOYEES. It is not the intent of the parties to create, nor shall this Agreement be construed as creating, a partnership, joint venture, employment relationship, agency relationship, or association, or to render the parties liable as partners, co-venturers, or principals.

B. CONTRACTOR SHALL BE RESPONSIBLE FOR ALL INCOME AND OTHER TAXES LEVIED UPON THE REMUNERATIONS EARNED HEREUNDER. For purposes of the foregoing sentence, Contractor hereby accepts any and all withholdings that Newmont may be obliged to make, pursuant to applicable laws, from payments to Contractor as compensation for the Services. Contractor represents that Contractor is fully aware of the applicable tax regulations currently in force and undertakes to comply with the same, and accepts that if during the Term such tax regulations are amended, complemented, or substituted, Contractor shall comply with the new provisions so enacted.

8. INDEMNITY AND INSURANCE

A. Contractor shall procure and maintain at Contractor's own expense, during the Term, the following insurance coverage:

1. Automobile Liability Insurance, covering owned, non-owned, and hired vehicles, with bodily injury limits of not less than U.S.$250,000 each person and U.S.$500,000 each accident and property damage limits of not less than U.S.$250,000 each accident; and

2. Workmen's Compensation and Occupational Disease Disability Insurance (Employer's Liability Insurance), if and as required by the laws applicable in the location(s) where the Services are to be performed.

3. Commercial General Liability Insurance (which shall include coverages for Independent Contractors, Blanket Contractual, Broad Form Property Damage, and Personal Injury) with limits of not less than U.S.$500,000 each occurrence/U.S.$1,000,000 annual aggregate. Newmont shall be named as an additional insured on such policy; and

4. All other insurance coverages required by the laws applicable in the location(s) in which the Services are to be performed.

Contractor shall provide certificates of insurance to Newmont prior to performing any Services.

B. Contractor shall indemnify, defend, and hold harmless Newmont, its subsidiaries and affiliates, and their respective directors, officers, employees, and agents, against and from any and all losses, claims, actions, suits (including costs and reasonable attorneys fees), and damages, including, but not limited to: (i) injury, bodily or otherwise, to or death of persons; (ii) damage to or destruction of property belonging to Contractor, Newmont or others; (iii) violation of any law, regulation, decree, code, ordinance, or other act of any governmental authority; and (iv) environmental liabilities, to the extent the same arise out of or are in any way connected with Contractor's breach of this Agreement or Contractor's, its subcontractors', or any of their respective employee's or agent's acts, omissions, or performance of the Services. Neither Newmont nor Contractor shall be liable to the other for any loss of or damage to property resulting from or occurring in the course of the Services to the extent that reimbursement shall be made for any such loss or damage through or by reason of insurance provided for that purpose. This Section 8.B. shall survive the expiration or termination of this Agreement.

9. <u>TERMINATION</u>

Newmont or Contractor may terminate this Agreement by giving written notice of termination. Upon receipt of such notice, Contractor shall stop all work on the date specified in the notice. Newmont shall pay Contractor for Services performed and expenses incurred to the date of such termination, subject to Section 3. Newmont shall not be liable to pay any bonus, damage, or other claim asserted by Contractor for Contractor's expected profit on the incomplete portion of the Services.

10. <u>NO ASSIGNMENT</u>

This Agreement is a contract for Contractor's unique services and, therefore, Contractor may not assign or subcontract this Agreement to any third party without the prior written consent of Newmont.

11. <u>ENTIRE AGREEMENT; SEVERABILITY</u>

This Agreement (including its Exhibit, which is incorporated herein by this reference) constitutes the complete and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes, merges, and voids all negotiations, prior discussions, and prior agreements and understandings, whether written or oral, relating to the subject matter hereof. This Agreement may not be altered or amended except by a written document executed by each party. Should any clause or provision of this Agreement be held or deemed unenforceable or illegal by any court or other final authority, the remaining clauses and

provisions of this Agreement shall survive and be fully enforceable as if the unenforceable or illegal provision was never included herein.

12. FORCE MAJEURE

Neither Newmont nor Contractor shall be considered in breach of its obligations hereunder to the extent that performance or the need for performance is delayed or prevented by any circumstance beyond such party's reasonable control, including but not limited to an act of God or a public enemy, fire, flood, area-wide strike, freight embargo, or unusually severe weather; provided that the party claiming force majeure shall, within 10 days from the beginning of such event, notify the other party in writing of the fact of the event and its probable effect on performance. A force majeure event shall not be a basis for a claim for additional compensation, and each party shall bear its own costs and expenses associated with or caused by such an event. The party claiming force majeure shall take reasonable measures to mitigate the potential impact of the force majeure event on performance of obligations created by this Agreement.

13. SURVIVAL

In addition to those provisions which expressly state that they shall survive the expiration or termination of this Agreement, any other provision in this Agreement or the exhibits attached hereto which, by its general terms, may be reasonably interpreted as being intended to survive, shall also survive the expiration or termination of this Agreement.

14. NOTICE

All notices and other required communications under this Agreement ("Notices") shall be in writing, and shall be sent to a party at the address set forth below such party's signature block below. A party may change its address by sending Notice to the other party of the new address. Notices shall be given: (a) by personal delivery to the other party; (b) by facsimile, with a confirmation sent by registered or certified mail, return receipt requested; (c) by registered or certified mail, return receipt requested; or (d) by express courier (e.g. DHL, Federal Express, etc.). Notices shall be effective and shall be deemed delivered: (i) if by personal delivery, on the date of the personal delivery; (ii) if by facsimile, on the date stated in the electronic confirmation, delivered during normal business hours (8:00 a.m. to 5:00 p.m. at recipient's location), and, if not delivered during normal business hours, on the next business day following delivery; (iii) if solely by mail, on the date of receipt as stated on the return receipt; or (iv) if by express courier, on the date signed for or rejected as reflected in the courier's delivery log.

15. GOVERNING LAW; ARBITRATION

This Agreement shall be governed by and interpreted in accordance with the laws of the State of Colorado, excepting Colorado law pertaining to choice of law or conflicts of law. Any controversy or claim arising out of or relating to this Agreement shall be determined solely by binding arbitration conducted in accordance with the International Arbitration Rules of the American Arbitration Association (the "AAA Rules"). The arbitration shall be conducted by a single arbitrator mutually acceptable to the parties (the "Arbitrator"), who shall be designated by the parties within 30 days of the delivery of the first written notice required to be given pursuant to the AAA Rules. If the parties fail to so designate the Arbitrator within such time period, the Arbitrator shall be selected in accordance with the AAA Rules governing such situation. The place of arbitration shall be Denver, Colorado, U.S.A. The arbitration shall be conducted in the English language and all documents shall be submitted in English. The parties hereby submit to the jurisdiction of the state and federal courts in the state of Colorado solely for the purposes of enforcing the decision of the Arbitrator.

16. LANGUAGE OF DOCUMENTATION

The parties hereto have required that this Agreement and all documents or notices related thereto or resulting therefrom be drawn in the English language only.

This Agreement is executed as of the day and year first above written.

| Newmont Overseas Exploration Limited | Bronco Creek Exploration and Mining Incorporated |
|---|---|
| By: [signature] | By: [signature] |
| Name: VP Thomas P. Mahoney | Name: Eric Jensen |
| Title: VP & Treasurer | Title: Vice President |
| | Tax ID: 47-0909429 |

Address for Notice Purposes:
Newmont Overseas Exploration Limited
1700 Lincoln Street
Denver, Colorado 80203
Attn: Land Dept.
Fax Number: 303-837-5851
Phone Number: 303-837-5820
Email: david.dehlin@newmont.com

Address for Notice Purposes:
Bronco Creek Exploration and Mining Incorporated
2841 East Manchester
Tucson, Arizona 85716 USA
Fax Number: 520-(fax not currently set up)
Phone Numbers:
520-405-2004 (cell) or 520-621-5464 - Eric Jensen
520-240-2263 (cell) or 520-621-5464 – David Johnson
520- - Mark Barton
Email:
ejensen@geo.arizona.edu
djohnson@geo.arizona.edu
mdbarton@geo.arizona.edu

Acknowledgement of receipt of Newmont's Drug and Alcohol Policy this April 21 2004.

By: [signature]

Acknowledgement of receipt of Newmont's Contractor Health & Safety Policy this April 21 2004.

By: [signature]

**Exhibit A**
**to Consulting Agreement**

A. **Services**. Contractor shall perform the following work in accordance with the time schedule requested by Newmont:

1. Consulting Services.

(a) Description of Consulting Services. Subject to the terms and conditions of the Agreement to which this Exhibit A is attached (the "Agreement"), Contractor shall provide geologic evaluation, analysis and assessment on precious metals prospects and perform such associated work as Newmont and Contractor may mutually agree from time to time during the term of, and in accordance with the terms and conditions of, the Agreement ("Consulting Services"). Such Consulting Services may include the generation of a potential prospect for the benefit of Newmont. The parties shall mutually agree upon the geographic scope of a potential prospect that will be evaluated (the "Prospect").

(b) Geographical Areas. The Consulting Services may be conducted (i) on projects currently or subsequently owned or controlled by Newmont, (ii) on alkalic gold prospects on properties that are not currently owned or controlled by Newmont in Mexico, Canada and in the states of Colorado, Wyoming, New Mexico, Texas, South Dakota, and Idaho of the United States, or (iii) on prospects previously identified by Contractor, as described in Exhibit D to the Agreement (each a "Bronco Creek Project"), all as Contractor and Newmont may mutually agree from time to time during the term of the Agreement.

(c) Reporting and Communications. Contractor shall deliver to Newmont on or about the first day of each month during the term of the Agreement a written report that concisely lists and details information pertaining to such Consulting Services, including but not limited to all work completed, all property evaluated and all Data generated. Contractor shall make themselves generally available on a daily basis for telephone, email, or other communications regarding acquisition opportunities and precious metal prospects; provided, however, the parties recognize that Contractor occasionally may travel to remote locations while performing work for Newmont or third parties and during such travel communication may not be readily available.

(d) Work Schedule. Contractor anticipates devoting a total of approximately 180 man days during the remaining approximately 9 months of 2004 in performing the Consulting Services.

2. Success Services.

(a) Description of Success Services. From time to time during the term of the Agreement while performing Consulting Services, Contractor shall notify Newmont in writing of Contractor's knowledge of a Prospect of possible interest to Newmont by completing and submitting to Newmont a prospect notice in the form attached hereto as Exhibit B (a "Prospect Notice").

(b) Contents of Prospect Notice. Contractor shall attach to the Prospect Notice all information Contractor has concerning such Prospect, including all Data not previously provided to Newmont. The Prospect Notice shall contain enough information and in sufficient detail in order to allow Newmont to make a reasonably informed decision as to whether or not to evaluate the Prospect. The land described in a Prospect Notice shall encompass the Prospect as previously agreed to between the parties under Section A1(a) of this Exhibit A, unless otherwise agreed to between the parties. Said Prospect Notice shall be hand-delivered, sent by registered or certified mail, return receipt requested or delivered by express mail or similar overnight courier to Newmont.

(c) Newmont Review. Newmont shall have a period of sixty (60) days after receiving a Prospect Notice (the "Exclusive Review Period") from Contractor to review the submitted Prospect Notice and the attached information. On or before the expiration of the Exclusive Review Period, Newmont shall notify Contractor that Newmont either (i) will evaluate the Prospect based on the information supplied

by Contractor; or (ii) will not evaluate the Prospect based on the information supplied by Contractor. Newmont's response shall be in the form attached hereto as Exhibit C ("Newmont's Response to Prospect Notice"). If Newmont does not intend to evaluate and/or acquire the Prospect based on information supplied by Contractor, Newmont shall return the information supplied by Contractor relating to the Prospect to Contractor. If Newmont fails to provide such notice to Contractor before expiration of the Exclusive Review Period, Newmont shall be deemed to have elected not to evaluate the Prospect. If Newmont does not elect to evaluate the Prospect then Sections 4 and 5 and Contractor's restriction under Section 2.E of the Agreement shall be deemed to have been waived by Newmont as to any information concerning the Prospect that Contractor obtained from sources other than Newmont (including Newmont's affiliates, directors, officers, and employees).

(d) Newmont Restrictions. If Newmont elects to evaluate a Prospect based on information supplied by Contractor and then later elects not to acquire property rights in such Prospect, Newmont shall not, for two (2) years after advising Contractor that it elects not to acquire such Prospect, acquire a property within such Prospect without paying Contractor the compensation set forth in Section B2 of this Exhibit A, subject to the terms and conditions of the Agreement and this Exhibit A. The foregoing does not apply to rights or interests in land or minerals that may be acquired, incidental to Newmont's (or the corporate parent of Newmont's) merger with or acquisition of a third party during such period. If Newmont does not elect to evaluate a proposed Prospect pursuant to the terms and conditions of the Agreement and this Exhibit A, Newmont shall not be restricted from later acquiring an interest in such proposed Prospect.

(e) Contractor Restrictions. During the term of the Agreement and for a period of one (1) year after expiration of the Agreement, Contractor shall not acquire any interest in any property or offer to a third party any prospect or property that it has reviewed or evaluated while performing Consulting Services for Newmont pursuant to this Exhibit A or the Agreement without first offering the same to Newmont as a Prospect under the terms of the Agreement and this Exhibit A.

If Newmont has elected to evaluate a Prospect pursuant to Section A2(c) of this Exhibit A and then later elects not to acquire property rights in such Prospect, Contractor may obtain a waiver from Newmont of Consultant's restrictions in respect of such Prospect by reoffering such Prospect to Newmont pursuant to Section A2 of this Exhibit A, and in which case Contractor shall include with such reoffered Prospect Notice any new information or reinterpretation of existing information that it may have that may not have been previously provided to Newmont. If Newmont then elects not to evaluate the Prospect, then the restrictions in paragraph one of Section A2(e) of this Exhibit A shall no longer apply and Newmont shall deliver to Bronco Creek a release of such Prospect in the form attached hereto as Exhibit D ("Newmont's Release of Prospect").

Notwithstandiing anything to the contrary contained in the Agreement or this Exhibit A, Contractor shall not acquire any interest in property within the boundaries of a Newmont Project (defined below) on which Contractor provides Consulting Services under the Agreement, for so long as Newmont owns or controls any property within the Newmont Project. For purposes of the Agreement, a "Newmont Project" shall include (i) all property currently owned or controlled by Newmont or property which Newmont subsequently acquires or controls during the term of the Agreement, (ii) all property Newmont is currently evaluating or which Newmont subsequently evaluates from third parties during the term of the Agreement, and (iii) all property within one (1) mile of the perimeter of the property described in the preceding Section A2(e)(i) or A2(e)(ii) of this paragraph.

B. **Compensation.** Subject to the terms of the Agreement and this Exhibit A, Contractor shall be compensated as follows:

1. Consulting Services Compensation. For Consulting Services, Contractor shall be paid US$300 per man day for office work and US$400 per man day for field work, up to a maximum aggregate of sixty (60) man days per month, unless approved in writing in advance by Newmont. Reasonable travel expenses and a charge of US$0.35 per mile for use of Consultant vehicles related to the Consultant Services shall be reimbursable by Newmont in accordance with Section 3 of the Agreement. In addition to the foregoing, Consultant may work

additional time and/or work on special projects as approved by Newmont in advance. For clarity purposes, Consultant shall seek prior written approval by Newmont before incurring billable time and/or billable expenses in excess of US$21,000 during any calendar month. The Consulting Services Compensation described in this Section B1 shall be the entire and exclusive compensation owed by Newmont to Contractor for Consulting Services.

2. Success Services Compensation.

(a) Finder's Fee. For Success Services Contractor shall be paid the following finder's fee if Newmont acquires a Prospect based on information provided to Newmont by Contractor (collectively, "Finder's Fee"):

(i) For a Prospect on property outside a Bronco Creek Project:

(A) ten thousand dollars (USD$10,000) within 30 days following the date that Newmont acquires property rights in the Prospect through the staking of mining claims/concessions or the execution of a written agreement with the owner of the Prospect, it being acknowledged and agreed that only one US$10,000 payment will be made to Consultant regardless if multiple acquisitions are completed in respect of a single Prospect;

(B) three percent (3%) of the amount of Newmont's Exploration Expenditures (defined below) on the Prospect, and

(C) 0.05% Net Smelter Returns (defined below), with respect to Newmont's share of all minerals or metals produced and sold from the Prospect.

(ii) For a Prospect within the boundary of a Bronco Creek Project:

(A) two thousand five hundred dollars (USD$2,500) within 30 days following Newmont's notification to Contractor that it will evaluate a Prospect pursuant to Section A2(c) of this Exhibit A, and an additional seven thousand five hundred dollars (USD$7,500) (for an aggregate total of USD$10,000) within 30 days following the date that Newmont acquires property rights in the Prospect through the staking of mining claims/concessions or the execution of a written agreement with the owner of the Prospect, it being acknowledged and agreed that only one US$10,000 payment in the aggregate will be made to Consultant regardless if multiple acquisitions are completed in respect of a single Prospect;

(B) three percent (3%) of the amount of Newmont's Exploration Expenditures (defined below) on the Prospect, and

(C) 0.25% Net Smelter Returns (defined below), with respect to Newmont's share of all minerals or metals produced and sold from the Prospect.

(b) Limitation of Finder's Fee. In no event shall Contractor be entitled to a Finder's Fee pursuant to paragraphs B2(a)(i)(A) and B2(a)(i)(B) of this Exhibit A exceeding (in the aggregate) five hundred thousand dollars (US$500,000) for any Prospect. In no event shall Contractor be entitled to Finder's Fees pursuant to paragraph B2(a)(ii)(A) and B2(a)(ii)B of this Exhibit A exceeding (in the aggregate) five hundred thousand dollars ($500,000) for any Prospect. In no event shall Contractor be entitled to Finder's Fees pursuant to paragraph B2(a)(ii)C of this Exhibit A exceeding three million dollars (US$3,000,000) for any Prospect. All amounts to be paid pursuant to paragraph B2(a)(i)(B) and B2(a)(ii)B of this Exhibit A shall be paid within sixty (60) days after the end of each calendar quarter in which Newmont's Exploration Expenditures were made or incurred. All amounts paid pursuant to paragraphs B2(a)(i)(C) and B2(a)(ii)(C) of this Exhibit A shall be paid within sixty (60) days after the end of each calendar quarter in which gold or other minerals were produced and sold by Newmont. In the event Newmont acquires property rights in the Prospect and subsequently relinquishes such rights, all Finder's Fees previously paid to Contractor pursuant to this Exhibit A shall be retained by

Contractor, and not refunded to Newmont. The Finder's Fee described in Section B2(a) of this Exhibit A shall be the entire and exclusive compensation owed by Newmont to Contractor for Success Services.

(c) Definitions.

As used herein, "Exploration Expenditures" means any direct expenses incurred with respect to a Prospect toward ascertaining the existence, location, quantity, quality or commercial value of mineral deposits in, under, upon or which may be produced from such Prospect, including, without limitation, expenses for aerial surveys, drilling, sample containers, assaying and geochemical analysis, metallurgical and engineering work, vehicles and supplies, rental fees, assessment and/or maintenance fees, permit and bonding fees, reclamation, and salaries or fees paid to geologists, engineers and consultants or contractors, costs of construction and capital equipment for developing said Prospect, including infrastructure, but not including overhead or general administrative expenses.

As used herein, "New Smelter Returns" shall mean the net proceeds received by Newmont from the sale of the minerals or metals after deductions for all of the following: (i) smelting and refining costs, treatment charges, and penalties, including but not limited to metal losses and penalties for impurities assessed or incurred by the purchaser; provided, however, that all processing and recovery costs assessed or incurred by the purchaser beyond the point at which the metal being treated is in solution shall be considered as treatment charges; further provided, however, that such processing and recovery costs shall not include the cost of mining, crushing, dump preparation, distribution of leach solutions, or other mining and preparation costs up to the point at which the metal goes into solution; (ii) insurance and security costs and charges; (iii) costs of, charges for, and taxes on transportation of mineral product from the Prospect to the purchaser; (iv) representation, assaying, and umpire costs and fees, and marketing costs and commissions; (v) production, sales, severance, privilege and other taxes measured by production or the value of production; and (vi) royalties paid to any governmental agency or instrumentality. If ores or concentrates are processed at a smelter or other facility owned or controlled, in whole or in part, by Newmont, which facilities were not constructed solely for the purpose of processing ores or concentrates from the Prospect, the selling price shall be computed in the above manner with deductions for all charges and items of cost equivalent to the prevailing charges and costs Newmont would have incurred if such ores and concentrates were carried out at facilities, not owned or controlled by Newmont, then offering comparable services for comparable products, and in any case, not more than the actual charges and costs incurred by Newmont. Advance sales, forward sales, hedging, and other speculative sales arrangements shall be solely for the account, benefit and risk of Newmont. Any minerals and metals covered by such an arrangement shall not be deemed to have been sold by Newmont until they are physically delivered pursuant to such arrangement. All royalties may be made, at Newmont's option, in currency or by Newmont's check and may be mailed (if a check) or delivered to Consultant at the address specified in the Agreement. Delivery thereof shall be deemed completed upon such delivery or upon the mailing thereof to Consultant. Newmont may commingle the minerals or metals with ore or other minerals from other properties, either before or after concentration or beneficiation, so long as the data to determine the weight and assay, both of the minerals or metals and of the other ores or other minerals to be commingled, are obtained and preserved by Newmont. Newmont shall use that weight and assay data to allocate royalties between the Prospect and the other properties from which the other commingled ore or other minerals were removed. All such weight, assay, and allocation calculations by Newmont shall be done in a manner recognized by the mining industry as practical and sufficient.

(d) Conditions to Finder's Fee Compensation. With respect to each Prospect, Newmont's obligation to pay the Finder's Fee described in Section B2 of this Exhibit A is subject to the following terms and conditions. If any one of the following terms or conditions is not satisfied or complied with, Contractor shall not be entitled to any Finder's Fee and no Finder's Fee shall be paid to Contractor:

(i) Contractor shall not present the Prospect to any third party until the expiration of the Exclusive Review Period.

(ii) If Newmont advises Contractor within the Exclusive Review Period that it intends to evaluate the Prospect, Contractor shall not present such Prospect to any third party until such time as Newmont delivers written notice to Contractor that Newmont is no longer interested in such Prospect.

(iii) Newmont must actually close on the acquisition of property rights within the Prospect (or a binding agreement covering such acquisition must be closed) within one (1) year after the date the Prospect Notice for the Prospect is received and acknowledged by Newmont. The decision to acquire the Prospect shall be in the sole and absolute discretion of Newmont. If Newmont elects to evaluate a Prospect pursuant to Section A2(c) of this Exhibit A, Newmont shall use reasonable efforts to diligently acquire the property it desires to evaluate within such Prospect. If Newmont fails to acquire a property in the Prospect for any reason whatsoever (whether reasonable or unreasonable), Newmont shall have no obligation to pay the Finder's Fee.

(iv) The Prospect, or any portion of the Prospect, must not be offered for private or public bid or sale by the owner or any authorized governmental agency or entity at any time prior to the closing of the acquisition of a property within the Prospect by Newmont. In such event Newmont may acquire the Prospect or any portion thereof and no Finder's Fee shall be due.

(e) Nothing in the Agreement or this Exhibit A shall restrict Newmont's right to transfer to a third party any property or property interest which Newmont may acquire within a Prospect; provided, however, that if such property is subject to the Success Services Compensation set out in Section B2 of this Exhibit A, such transfer shall be made subject to Contractor's right to receive the Success Services Compensation.

3. Third Party Confidentiality Agreements. Contractor shall not present any Prospect to Newmont where submission of information concerning such Prospect is prohibited by any confidentiality or other similar agreement between Contractor and any third party. Consultant shall immediately advise Newmont of the existence of any such agreements.

4. Mineral Hill Project. Contractor has provided Newmont with information on the following property, (the "Mineral Hill Project"):

Crook County, Wyoming:

- Sections 4, 5, 6, Township 50 North, Range 60 West, 6th PM
- Sections 16 through 21, and 28 through 33, Township 50 North, Range 61 West, 6th PM
- Sections 24, 25, 36, Township 51 North, Range 61 West, 6th PM

Lawrence County, South Dakota:

- Sections 18, 19, 30, 31, Township 5 North, Range 1 East, Black Hills Meridian

Contractor currently owns certain unpatented lode mining claims within the Mineral Hill Project (the "Bronco Creek Mineral Hill Claims"). Concurrent with the Agreement, Newmont and Contractor shall enter into a lease with option to purchase covering the Bronco Creek Mineral Hill Claims. Contractor shall not be entitled to any payments, including without limitation the Success Services Compensation, under the Agreement or this Exhibit A with respect to the Bronco Creek Mineral Hill Claims or any property within the Mineral Hill Project.

**EXHIBIT B**
(to Consulting Agreement)

**"PROSPECT NOTICE"**

Prepared by: Bronco Creek Exploration and Mining Incorporated

Date submitted by Contractor: ____________________, 2004

Date received by Newmont: ____________________, 2004

**Description of the Prospect**

| | |
|---|---|
| Location: | |
| Country: | |
| Province/State: | |
| County (if applicable): | |
| Township and Range: | |
| UTM Coordinates: | |
| Note: Attach Map | |

| | |
|---|---|
| Owner(s): | |
| Minerals: | |
| Terms of Acquisition: | |
| Prior Exploration and Development: | |
| Other Pertinent Information: | |
| List of Attachments: | |

**EXHIBIT C**
(to Consulting Agreement)

**"NEWMONT'S RESPONSE TO PROSPECT NOTICE"**
(due within 30 days after Newmont's receipt of a Prospect Notice from Contractor)

1. Name of Contractor: Bronco Creek Exploration and Mining Incorporated

2. Description of Prospect: ____________________

3. Date Received by Newmont: ________________, 2004

4. Check One:

   ☐ Newmont **will** evaluate the Prospect based on Contractor's information.

   ☐ Newmont **will not** evaluate the Prospect based on Contractor's information (enclosed)

5. Date: ____________________, 2004

NEWMONT EXPLORATION OVERSEAS LIMITED

By: ____________________

Name: ____________________

Title: ____________________

## EXHIBIT D
(to Consulting Agreement)

**"NEWMONT'S RELEASE OF PROSPECT"**

1. Name of Contractor: Bronco Creek Exploration and Mining Incorporated
2. Description of Prospect: ____________________
3. Date Received by Newmont: ____________________, 2004
4. Date Released by Newmont: ____________________, 200__

NEWMONT EXPLORATION OVERSEAS LIMITED

By: ____________________

Name: ____________________

Title: ____________________

**EXHIBIT E**
(to Consulting Agreement)

**"BRONCO CREEK PROJECTS"**

| | Bronco Creek Project Property Name | Complete Legal Description | Brief Description of Project |
|---|---|---|---|
| 1 | | | |
| 2 | | | |
| 3 | | | |
| 4 | | | |
| 5 | | | |
| 6 | | | |
| 7 | | | |
| 8 | | | |
| 9 | | | |
| 10 | | | |
| 11 | | | |
| 12 | | | |
| 13 | | | |
| 14 | | | |
| 15 | | | |
| 16 | | | |
| 17 | | | |
| 18 | | | |
| 19 | | | |
| 20 | | | |

<u>**Exhibit E**</u>

ROYALTY DEED AND AGREEMENT

**THIS ROYALTY DEED AND AGREEMENT** ("<u>Agreement</u>") is effective this 14th day of May, 2010 (the "<u>Effective Date</u>")

**BETWEEN:**

**PASO RICO (USA), INC.**
Suite 410 – 325 Howe Street
Vancouver, BC V6C 1Z7
Facsimile: 604-688-3392

(hereinafter "**GRANTOR**")

and

<u>**NEWMONT NORTH AMERICA EXPLORATION LIMITED**</u>
6363 South Fiddler's Green Circle
Greenwood Village, CO 80111
Attn: Land Department
Facsimile: 303-837-5851

(hereinafter "**GRANTEE**")

<u>**RECITALS**</u>

**A.** Pursuant to the terms and conditions of that certain Termination of Bearlodge Venture and Right of First Refusal of even date herewith (the "<u>Termination Agreement</u>") between GRANTOR and GRANTEE with respect to those certain properties more particularly described in attached **Schedule A** (the "<u>Properties</u>"), GRANTEE has conveyed to GRANTOR all of its right, title, interest and obligations in and to the Properties subject to a right of first refusal, and GRANTOR has agreed to grant GRANTEE a Royalty (as herein defined) with respect to the Properties.

**NOW, THEREFORE,** in consideration of Ten Dollars (US$10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows.

<u>**AGREEMENT**</u>

**1.** <u>Royalty</u>

**1.1** GRANTOR shall pay to GRANTEE a perpetual production royalty in the amount of a One

Half of One Percent (0.5%) Net Smelter Returns (as hereinafter defined) from the sale or other disposition of all Minerals produced from the Properties except (i) any of the fifteen (15) lanthanide-series elements, with the atomic numbers 57 through 71, or the fifteen (15) actinide-series elements, with the atomic numbers 89-103, (including Uranium and Thorium) all located in Group IIIB of the Periodic Table, (ii) Yttrium, atomic number 39, and (iii) Scandium, atomic number 21 ("Reserved Minerals"), determined in accordance with the provisions of this Agreement (the "Royalty"). For purposes of this Agreement, the term "Minerals" shall mean any and all metals, minerals and mineral rights of whatever kind and nature in, under or upon the surface or subsurface of the Properties or that may otherwise be developed as part of the Properties (including, without limitation metals, precious metals, base metals, industrial minerals, gems, diamonds, commercially valuable rock, aggregate, clays and diatomaceous earth, hydrocarbons, and oil and gas, and other minerals). The Royalty shall apply to 100% of the Properties. For the avoidance of doubt, the GRANTEE acknowledges that no Royalty or other payment shall be due from GRANTOR in respect of production of Reserved Minerals from any portion of the Properties.

**1.2** For Precious Metals. "Net Smelter Returns", in the case of gold, silver, and platinum group metals ("Precious Metals"), shall be determined by multiplying **(a)** the gross number of troy ounces of Precious Metals recovered from production from the Properties during the preceding calendar month ("Monthly Production") delivered to the smelter, refiner, processor, purchaser or other recipient of such production (collectively, "Payor"), by **(b)** for gold, the average of the London Bullion Market Association, PM Fix, spot prices, expressed in United States Dollars, reported for the preceding calendar month (the "Applicable Spot Price"), and for all other Precious Metals, the average of the COMEX division of the New York Mercantile Exchange final spot prices reported for the preceding calendar month for the particular Mineral for which the price is being determined, and subtracting from the product of Subsections 1.2(a) and 1.2(b) only the following if actually incurred: **(i)** charges imposed by the Payor for refining bullion from doré or concentrates of Precious Metals ("Beneficiated Precious Metals") produced by GRANTOR's final mill or other final processing plant; however, charges imposed by the Payor for smelting or refining of raw or crushed ore containing Precious Metals or other preliminarily processed Precious Metals shall not be subtracted in determining Net Smelter Returns; **(ii)** penalty substance, assaying, and sampling charges imposed by the Payor for refining Beneficiated Precious Metals contained in such production; and **(iii)** charges and costs, if any, for transportation and insurance of Beneficiated Precious Metals from GRANTOR's final mill or other final processing plant to places where such Beneficiated Precious Metals are smelted, refined and/or sold or otherwise disposed of.

**1.3** In the event the refining of bullion from the Beneficiated Precious Metals contained in such production is carried out in custom toll facilities owned or controlled, in whole or in part, by GRANTOR, which facilities were not constructed solely for the purpose of refining Beneficiated Precious Metals or Other Minerals from the Properties, then charges, costs and penalties for such refining shall mean the amount GRANTOR would have incurred if such refining were carried out at facilities not owned or controlled by GRANTOR then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by GRANTOR with respect to such refining. In the event GRANTOR receives insurance proceeds for loss of production of Precious Metals, GRANTOR shall pay to GRANTEE the Royalty

percentage of any such insurance proceeds which are received by GRANTOR for such loss of production.

**1.4** For Other Minerals. "Net Smelter Returns", in the case of all Minerals other than Precious Metals and the beneficiated products thereof ("Other Minerals"), shall be determined by multiplying **(a)** the gross amount of the particular Other Mineral contained in the Monthly Production delivered to the Payor during the preceding calendar month by **(b)** the average of the New York Commodities Exchange final daily spot prices reported for the preceding calendar month of the appropriate Other Mineral, and subtracting from the product of Subsections 1.4(a) and 1.4(b) only the following if actually incurred: **(i)** charges imposed by the Payor for smelting, refining or processing Other Minerals contained in such production, but excluding any and all charges and costs related to GRANTOR's mills or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part; **(ii)** penalty substance, assaying, and sampling charges imposed by the Payor for smelting, refining, or processing Other Minerals contained in such production, but excluding any and all charges and costs of or related to GRANTOR's mills or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part; and **(iii)** charges and costs, if any, for transportation and insurance of Other Minerals and the beneficiated products thereof from GRANTOR's final mill or other final processing plant to places where such Other Minerals are smelted, refined and/or sold or otherwise disposed of. If for any reason the New York Commodities Exchange does not report spot pricing for a particular Other Mineral, then the Parties shall mutually agree upon an appropriate pricing entity or mechanism that accurately reflects the market value of any such Other Mineral.

**1.5** In the event smelting, refining, or processing of Other Minerals are carried out in custom toll facilities owned or controlled, in whole or in part, by GRANTOR, which facilities were not constructed solely for the purpose of milling or processing Other Minerals from the Properties, then charges, costs and penalties for such smelting, refining or processing shall mean the amount GRANTOR would have incurred if such smelting, refining or processing were carried out at facilities not owned or controlled by GRANTOR then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by GRANTOR with respect to such smelting and refining. In the event GRANTOR receives insurance proceeds for loss of production of Other Minerals, GRANTOR shall pay to GRANTEE the Royalty percentage of any such insurance proceeds which are received by GRANTOR for such loss of production.

**1.6** Payments of Royalty In Cash or In Kind. Royalty payments shall be made to GRANTEE as follows:

**(a)** Royalty In Kind. GRANTEE may elect to receive its Royalty on Precious Metals from the Properties "in cash" or "in kind" as refined bullion. The elections may be exercised once per year on a calendar year basis during the life of production from the Properties. Notice of election to receive the following year's Royalty for Precious Metals "in cash" or "in kind" shall be made in writing by GRANTEE and delivered to GRANTOR on or before November 1 of each year. In the event no written election is made, the Royalty for Precious Metals will continue to be paid to GRANTEE as it is then being paid. As of the Effective Date of this Agreement, GRANTEE

elects to receive its Royalty on Precious Metals "in cash". Royalties on Other Minerals shall not be payable "in kind". **(i)** If GRANTEE elects to receive its Royalty for Precious Metals "in kind", GRANTEE shall open a bullion storage account at each refinery or mint designated by GRANTOR as a possible recipient of refined bullion in which GRANTEE owns an interest. GRANTEE shall be solely responsible for all costs and liabilities associated with maintenance of such account or accounts, and GRANTOR shall not be required to bear any additional expense with respect to such "in-kind" payments. **(ii)** Royalty will be paid by the deposit of refined bullion into GRANTEE's account. On or before the 25th day of each calendar month following a calendar month during which production and sale or other disposition occurred, GRANTOR shall deliver written instructions to the mint or refinery, with a copy to GRANTEE directing the mint or refinery to deliver refined bullion due to GRANTEE in respect of the Royalty, by crediting to GRANTEE's account the number of ounces of refined bullion for which Royalty is due; provided, however, that the words "other disposition" as used in this Agreement shall not include processing, milling, beneficiation or refining losses of Precious Metals. The number of ounces of refined bullion to be credited will be based upon GRANTEE's share of the previous month's production and sale or other disposition as calculated pursuant to the commingling provisions of Section 1.9. **(iii)** Royalty payable "in kind" on silver or platinum group metals shall be converted to the gold equivalent of such silver or platinum group metals by using the average monthly spot prices for Precious Metals described in Section 1.2. **(iv)** Title to and risk of loss of refined bullion delivered to GRANTEE under this Agreement shall pass to GRANTEE at the time such bullion is credited to GRANTEE at the mint or refinery. **(v)** GRANTEE agrees to hold harmless GRANTOR from any liability imposed as a result of the election of GRANTEE to receive Royalty "in kind" and from any losses incurred as a result of GRANTEE's trading and hedging activities. GRANTEE assumes all responsibility for any shortages which occur as a result of GRANTEE's anticipation of credits to its account in advance of an actual deposit or credit to its account by a refiner or mint. **(vi)** When royalties are paid "in kind", they will not reflect the costs deductible in calculating Net Smelter Returns under this Agreement. Within thirty (30) days of the receipt of a statement showing charges incurred by GRANTOR for transportation, smelting or other deductible costs, GRANTEE shall remit to GRANTOR full payment for such charges. If GRANTEE does not pay such charges when due, GRANTOR shall have the right, at its election, provided GRANTEE does not dispute such charges, to deduct the gold equivalent of such charges from the ounces of gold bullion to be credited to GRANTEE in the following month.

**(b)** Royalty In Cash. If GRANTEE elects to receive its Royalty for Precious Metals in cash, and as to Royalty payable on Other Minerals, payments shall be payable on or before the later of ten (10) days after GRANTOR receives payment from the Payor or the twenty-fifth (25th) day of the month following the calendar month in which the minerals subject to the Royalty were shipped to the Payor by GRANTOR. For purposes of calculating the cash amount due to GRANTEE, Precious Metals and Other Minerals will be deemed to have been sold or otherwise disposed of at the time refined production from the Properties is delivered, made available, or credited to GRANTOR by a mint or refiner. The price used for calculating the cash amount due for Royalty on Precious Metals or Other Minerals shall be determined in accordance with **Section 1.2** and **Section 1.4** as applicable. GRANTOR shall make each Royalty payment to be paid in cash by delivery of a check payable to GRANTEE and delivering such check to GRANTEE at the address listed in this Agreement, or to such other address within the United States as GRANTEE

may direct or by direct bank deposit to GRANTEE's account as GRANTEE shall designate. Should default be made in any cash payment when due for Royalty and such default exists ten (10) days following Notice of non-payment, then all unpaid amounts then due shall bear interest at the rate of five percent (5%) per annum commencing from and after such payment due date until paid.

**(c)** Detailed Statement. All Royalty payments or credits shall be accompanied by a detailed statement explaining the calculation thereof together with any available settlement sheets from the Payor.

**1.7** Monthly Reconciliation. **(a)** On or before the later of ten (10) days after GRANTOR receives payment from the Payor or the twenty-fifth ($25^{th}$) day of the month, GRANTOR shall make an interim settlement based on the information then available of such Royalty then due, either "in cash" or "in kind", whichever is applicable, by paying **(i)** not less than one hundred percent (100%) of the anticipated final settlement of Precious Metals "in kind" Royalty payments and **(ii)** not less than ninety-five percent (95%) of the anticipated final settlement of cash Royalty payments. **(b)** The Parties recognize that a period of time exists between the production of ore, the production of doré or concentrates from ore, the production of refined or finished product from doré or concentrates, and the receipt of Payor's statements for refined or finished product. As a result, the payment of Royalty will not coincide exactly with the actual amount of refined or finished product produced from the Properties for the previous month. GRANTOR will provide final reconciliation promptly after settlement is reached with the Payor for all lots sold or subject to other disposition in any particular month. **(c)** In the event that GRANTEE has been underpaid for any provisional payment (whether "in cash" or "in kind"), GRANTOR shall pay the difference "in cash" by check and not "in kind" with such payment being made promptly following the final reconciliation. If GRANTEE has been overpaid in the previous calendar month, GRANTEE shall make a payment to GRANTOR of the difference by check. If GRANTEE does not promptly pay such amount when due, GRANTOR shall have the right, at its election, provided GRANTEE does not dispute such overpayment, to deduct the gold equivalent of such charges from the ounces of gold bullion to be credited to GRANTEE in the following month if the Royalty is due in kind or to deduct the amount of the overpayment from the amount of the Royalty if it is being paid in cash. Reconciliation payments shall be made on the same basis as used for the payment in cash pursuant to Subsection 1.6(b) hereof.

**1.8** Hedging Transactions. All profits and losses resulting from GRANTOR's sales of Precious Metals or Other Minerals, or GRANTOR's engaging in any commodity futures trading, option trading, or metals trading, or any combination thereof, and any other hedging or similar transactions including trading transactions designed to avoid losses and obtain possible gains due to metal price fluctuations (collectively, "Hedging Transactions") are specifically excluded from Royalty calculations pursuant to this Agreement. All Hedging Transactions by GRANTOR and all profits or losses associated therewith, if any, shall be solely for GRANTOR's account. The Royalty payable on Precious Metals or Other Minerals subject to Hedging Transactions shall be determined as follows: **(a)** Affecting Precious Metals. The amount of Royalty to be paid on all Precious Metals subject to Hedging Transactions by GRANTOR shall be determined in the same manner as provided in **Subsection 1.2,** with the understanding and agreement that the average monthly spot price shall be for the calendar month preceding the calendar month during which

Precious Metals subject to Hedging Transactions are shipped by GRANTOR to the Payor. **(b)** Affecting Other Minerals. The amount of Royalty to be paid on all Other Minerals subject to Hedging Transactions by GRANTOR shall be determined in the same manner as provided in **Subsection 1.4,** with the understanding and agreement that the average monthly spot price shall be for the calendar month preceding the calendar month during which Other Minerals subject to Hedging Transactions are shipped by GRANTOR to the Payor.

**1.9** Commingling. GRANTOR shall have the right to commingle Precious Metals and Other Minerals from the Properties with minerals from other properties. Before any Precious Metals or Other Minerals produced from the Properties are commingled with minerals from other properties, the Precious Metals or Other Minerals produced from the Properties shall be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, commercial minerals and other appropriate content, applied on a consistent basis. Representative samples of the Precious Metals or Other Minerals shall be retained by GRANTOR and assays (including moisture and penalty substances) and other appropriate analyses of these samples shall be made before commingling to determine gross metal content of Precious Metals or gross metal or mineral content of Other Minerals. GRANTOR shall retain such analyses for a reasonable amount of time, but not less than twenty four (24) months, after receipt by GRANTEE of the Royalty paid with respect to such commingled Minerals from the Properties, and shall retain such samples taken from the Properties for not less than thirty (30) days after collection.

**2.** Stockpilings and Tailings. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively "Materials") resulting from GRANTOR's operations and activities on the Properties shall be the sole property of GRANTOR, but shall remain subject to the Royalty should the Materials be processed or reprocessed, as the case may be, in the future and result in the production and sale or other disposition of Precious Metals or Other Minerals. Notwithstanding the foregoing, GRANTOR shall have the right to dispose of Materials from the Properties on or off of the Properties and to commingle the same (as provided herein) with materials from other properties. In the event Materials from the Properties are processed or reprocessed, as the case may be, and regardless of where such processing or reprocessing occurs, the Royalty payable thereon shall be determined on a pro rata basis as determined by using the best engineering and technical practices then available.

**3.** Term. The Royalty created hereby shall be perpetual, it being the intent of the Parties hereto that, to the extent allowed by law, the Royalty shall constitute a vested interest in and a covenant running with the land affecting the Properties and all successions thereof whether created privately or through governmental action and shall inure to the benefit of and be binding upon the Parties and their respective legal representatives, successors and assigns so long as GRANTOR or any successor or assign of GRANTOR holds any rights or interests in the Properties.

**4.** Real Property Interest and Relinquishment of Properties. The Royalty shall attach to any amendments, relocations or conversions of any mining claim, license, or lease, concession, permit, patent or other tenure comprising the Properties, or to any renewals or extensions thereof. The Royalty shall, if allowed by law, be a real property interest that runs with the Properties and

shall be applicable to GRANTOR and its successors and assigns of the Properties. If GRANTOR or any Affiliate or successor or assign of GRANTOR surrenders, allows to lapse or otherwise relinquishes or terminates its interest in any of the Properties and within a period of two (2) years after the effective date of relinquishment or abandonment reacquires a direct or indirect interest in the land covered by the former Properties, then from and after the date of such reacquisition such reacquired properties shall be included in the Properties and the Royalty shall apply to such interest so acquired. GRANTOR shall give written Notice to GRANTEE within ten (10) days of any acquisition or reacquisition of the Properties.

5. No Obligation to Mine. GRANTOR shall have sole discretion to determine the extent of its activities on the Properties, including mining of the Properties and the time or the times for beginning, continuing or resuming mining operations with respect thereto. GRANTOR shall have no obligation to GRANTEE or otherwise to mine any of the Properties.

**6.** Registration on Title. Promptly following the Effective Date GRANTOR shall record in the appropriate local public land records and file with the United States Bureau of Land Management the two Quitclaim Deeds relating to the Properties that were executed and delivered to GRANTOR pursuant to the Termination Agreement.. GRANTEE may register or record against title to the Properties this Agreement to secure payment from time to time and protect GRANTEE's right to receive the Royalty. The Parties each hereby consent to such registering or recording and agree to co-operate with the other Party to accomplish the same.

7. Reporting, Records and Audits, Inspections, New Resources or Reserves, Confidentiality and Press Releases.

**7.1** Reporting. No later than March 1 of each year, GRANTOR shall provide to GRANTEE with an annual report of activities and operations conducted with respect to the Properties during the preceding calendar year, and from time to time shall provide such additional information as GRANTEE may reasonably request. Such annual report shall include, if applicable, details of: **(a)** the preceding year's activities with respect to the Properties; **(b)** ore reserve data for the calendar year just ended; and **(c)** estimates of anticipated production and estimated remaining ore reserves with respect to proposed activities for the Properties for the current calendar year. All data and information delivered to it pursuant to this Section 7.1 shall be treated by GRANTEE as confidential information in accordance with the provisions of Section 7.4.

**7.2** Records and Audits. GRANTEE shall have the right, upon reasonable Notice to GRANTOR, to inspect and copy all books, records, technical data, information and materials (the "Data") pertaining to GRANTOR's activities with respect to the Properties; provided that such inspections shall not unreasonably interfere with GRANTOR's activities with respect to the Properties. GRANTOR makes no representations or warranties to GRANTEE concerning any of the Data or any information contained in the annual reports, and GRANTEE agrees that if it elects to rely on any such Data or information, it does so at its sole risk. If any such audit or inspection concludes that Royalty payments for any calendar year are underpaid by more than three percent (3%), GRANTEE shall deliver a copy of the results of such inspection or audit to GRANTEE, and if GRANTEE does not object to such results, GRANTOR shall reimburse GRANTEE for its reasonable costs incurred in such audit or inspection. GRANTEE shall be

entitled to enter the mine workings and structures on the Properties at reasonable times upon reasonable advance Notice for inspection thereof, but GRANTEE shall so enter at its own risk and in full compliance with all of GRANTOR's safety and health rules and procedures and shall indemnify and hold GRANTOR and its Affiliates harmless against and from any and all loss, costs, damage, liability and expense (including but not limited to reasonable attorneys' fees and costs) by reason of (i) injury to GRANTEE or its agents or representatives or damage to or destruction of any property of GRANTEE or its agents or representatives while on the Properties or in such mine workings and structures, unless such injury, damage, or destruction is a result, in whole or in part, of the gross negligence of GRANTOR, and (ii) damage to or destruction of the property of GRANTOR caused by the gross negligence of GRANTEE or its agents or representatives while on the Properties or in such mine workings and structures.

**7.3** New Resources or Reserves. If GRANTOR establishes a mineral resource or mineral reserve on any of the Properties, GRANTOR shall provide to GRANTEE the amount of such resource or reserve as soon as practicable after GRANTOR makes a public declaration with respect to the establishment thereof.

**7.4** Confidentiality. Except for recording this Agreement, GRANTEE shall not, without the prior written consent of GRANTOR, which shall not be unreasonably delayed or withheld, knowingly disclose to any third party data or information obtained pursuant to this Agreement which was not previously in GRANTEE's possession and is not generally available to the public; provided, however, GRANTEE may disclose data or information so obtained without the consent of GRANTOR: **(a)** if required for compliance with laws, rules, regulations or orders of a governmental agency or stock exchange; **(b)** to any of GRANTEE's consultants or advisors; **(c)** to any third party to whom GRANTEE, in good faith, anticipates selling or assigning the Royalty; **(d)** to a prospective lender, provided that such consultants, third parties or lenders first sign a confidentiality agreement with GRANTEE; or **(e)** to a third party to which a Party or its parent company contemplates a transfer to, or a merger, amalgamation or other corporate reorganization with, provided however, that any such third party to whom disclosure is made has a legitimate business need to know the disclosed information, and shall first agree in writing to protect the confidential nature of such information to the same extent GRANTEE is obligated under this section.

**7.5** Press Releases. Subject to its rights and obligations regarding confidentiality under Section 7.4, GRANTEE shall not issue any press release relating to the Properties or this Agreement except upon giving GRANTOR two (2) days advance written Notice of the contents thereof, and GRANTEE shall make any reasonable changes to such proposed press release as such changes may be timely requested by GRANTOR, provided, however, GRANTEE may include in any press release without Notice any information previously publicly reported by GRANTOR. A Party shall not, without the consent of the other Party, issue any press release that implies or infers that the non-issuing Party endorses or joins the issuing Party in statements or representations contained in any press release.

**8.** General Provisions.

**8.1** Amendment. This Agreement may be amended, modified or supplemented only by a written

agreement signed by each Party.

**8.2** Waiver of Rights. Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

**8.3** Governing Law. This Agreement shall be construed and governed by the laws of the State of Wyoming, without reference to the choice of law or conflicts of law principles thereof.

**8.4** Dispute Resolution. Disputes resulting from, arising out of, or in connection with this Agreement or the construction or enforcement thereof may be resolved by a court of competent jurisdiction. In any litigation between the Parties or any person claiming under them, resulting from, arising out of, or in connection with this Agreement or the construction or enforcement thereof, the substantially prevailing party shall be entitled to recover all reasonable costs, expenses, legal and expert witness fees and other costs of suit incurred by it in connection with such litigation, including such costs, expenses and fees incurred prior to the commencement of the litigation, in connection with any appeals, and in collecting or otherwise enforcing any final judgment entered therein. If a party substantially prevails on some aspects of such action, but not on others, the court may apportion any award of costs and legal fees in such manner as it deems equitable.

**8.5** GRANTOR to Bear Solely All Costs and Obligations. Except as expressly provided in the Termination Agreement, commencing from and after the Effective Date GRANTOR has agreed to be solely responsible for its own account all costs and obligations pertaining to or associated with the Properties

**8.6** Currency. Unless specified otherwise, all statements of or references to dollar amounts in this Agreement are to lawful money of the United States of America.

8.7 No Joint Venture, Mining Partnership, Commercial Partnership. This Agreement shall not be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, or other partnership relationship between or among GRANTOR and GRANTEE. GRANTOR shall not owe GRANTEE a fiduciary duty or any other elevated legal duty of care.

**8.8** Time. Time is of the essence of each provision of this Agreement.

**8.9** Definitions. In this Agreement and the Schedule(s) attached to this Agreement the following terms shall have the following meanings:

"Affiliate" of a Party means an entity or person that Controls, is Controlled by, or is under common Control with the Party through direct or indirect ownership of greater than fifty percent (50%) of equity or voting interest.

"Agreement" means this Royalty Deed and Agreement and any and all amendments, modifications and supplements thereto.

"Applicable Spot Price" has the meaning described in Section 1.2.

"Beneficiated Precious Metals" has the meaning described in Section 1.2.

"Business Day" means any calendar day other than a Saturday or Sunday or any statutory holiday or civic holiday in the State of Wyoming.

"Control" used as a verb means, when used with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity through **(i)** the legal or beneficial ownership of voting securities or membership interests; **(ii)** the right to appoint managers, directors or corporate management; **(iii)** contract; **(iv)** operating agreement; **(v)** voting trust; or otherwise; and, when used with respect to a person, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and "Control" used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

"Data" has the meaning described in Section 7.2.

"Effective Date" means the date specified on the top of page one of this Agreement.

"GRANTEE" means Newmont North America Exploration Limited, and to the extent applicable in the circumstances, all of its successors-in-interest, including without limitation assignees, partners, joint venture partners, lessees, and when applicable mortgagees and Affiliates having or claiming an interest in the Royalty.

"GRANTOR" means Paso Rico (USA), Inc., and to the extent applicable in the circumstances, all of its successors-in-interest, including without limitation assignees, partners, joint venture partners, lessees, and when applicable mortgagees and Affiliates having or claiming an interest in the Properties.

"Hedging Transactions" has the meaning described in Section 1.8.

"Materials" has the meaning described in Article 2.

"Minerals" has the meaning described in Section 1.1.

"Monthly Production" has the meaning described in Section 1.2.

"Net Smelter Returns" has the meaning described in Section 1.2 and Section 1.4, as applicable.

"Notice" has the meaning described in Section 8.10.

"Other Mineral(s)" has the meaning described in Section 1.4.

"<u>Parties</u>" means GRANTEE and GRANTOR collectively.

"<u>Party</u>" means either of the Parties individually.

"<u>Payor</u>" has the meaning described in Section 1.2.

"<u>Precious Metals</u>" has the meaning described in Section 1.2.

"<u>Properties</u>" means the properties described in attached Schedule A, including without limitation any amendments, supplements, renewals and replacements thereof.

"<u>Royalty</u>" means the Net Smelter Returns royalty stipulated in Section 1.1.

"<u>Transmission</u>" has the meaning described in Section 8.10.

**8.10** <u>Notices</u>. **(a)** Any Notice, demand or other communication (in this section, a "<u>Notice</u>") required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if: **(i)** delivered in person during normal business hours of the recipient on a Business Day and left with a receptionist or other responsible employee of the recipient at the applicable address first set forth in this Agreement; or **(ii)** sent by facsimile transmission (a "<u>Transmission</u>") during normal business hours on a Business Day charges prepaid and confirmed by regular mail at the address first set forth in this Agreement; and **(b)** each Notice sent in accordance with this section shall be deemed to have been received: **(i)** on the day it was delivered; or on the same day that it was sent by fax transmission, or **(ii)** on the first Business Day thereafter if the day on which it was sent by fax transmission was not a Business Day. The Notice addresses for the Parties are set out on page one of this Agreement. A Party may change its address for Notice by giving Notice to the other Party in accordance with this section. An information copy of all Notices to GRANTEE shall additionally be sent to Newmont Mining Corporation, 6363 South Fiddler's Green Circle, Greenwood Village, CO 80111 U.S.A., Attention: Land Department, Facsimile: 303-837-5851 .

**8.11** <u>Assignment</u>. Except as otherwise provided in this Agreement, GRANTOR may assign, transfer, convey or otherwise dispose of its rights, interests and obligations under this Agreement; provided, however, any option, joint-venture, assignment, transfer, conveyance or other disposition by GRANTOR of its rights and interests in or with respect to the Properties or this Agreement shall be void unless the proposed assignee has first agreed in a writing furnished GRANTEE to observe and be bound by all of the provisions of this Agreement with respect to the rights, interests and obligations being assigned to or assumed by the assignee in the place and stead of GRANTOR and only subsequent to the signing of such written agreement shall GRANTOR be relieved or discharged from this Agreement in respect thereof. GRANTOR shall not be relieved or discharged from this Agreement in respect of any rights, interests or obligations of GRANTOR in or with respect to this Agreement which are not assigned or assumed in accordance with the foregoing and GRANTEE may continue to look to GRANTOR for performance with respect thereto. GRANTEE shall have the unrestricted right, in its sole and absolute discretion, to assign, transfer, convey, or relinquish all, but not less than all, of its rights

or interests with respect to the Royalty at any time. Any such assignment shall be effective upon written Notice thereof to the other Party, provided that any such assignment, transfer or conveyance shall be void unless the proposed assignee, transferee or party receiving the conveyance has first agreed in a writing furnished to GRANTOR to observe and be bound by all of the provisions of this Agreement with respect to the rights, interests and obligations being assigned to or assumed by the assignee, transferee or party receiving the conveyance.

**8.12** Maintenance of the Properties. If, within five (5) years after the Effective Date, GRANTOR decides to abandon its interest in any part or parts of the Properties, it shall give GRANTEE written notice of such decision and GRANTEE shall have thirty (30) days after receipt of such notice to notify GRANTOR in writing that it desires to acquire such claims. If GRANTEE elects to acquire such claims, GRANTOR shall execute and deliver to GRANTEE a quitclaim deed. If GRANTOR delivers to GRANTEE any notice of abandonment less than thirty (30) days prior to the due date of claim maintenance fees or other payments required to maintain the Properties in good standing, GRANTOR shall timely pay such fees or payments, and GRANTEE agrees to reimburse GRANTOR promptly for such fees paid on their behalf.

**8.13** Further Assurances. The Parties promptly shall execute all such further instruments and documents and do all such further actions as may be reasonably necessary to effectuate the purposes of this Agreement.

**8.14** Entire Agreement. This Agreement and the Termination Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof.

**8.15** Rule Against Perpetuities. The Parties do not intend that there be any violation of the rule against perpetuities, the rule against unreasonable restraints or the alienation of property, or any similar rule. Accordingly, if any right or option to acquire any interest in the Properties pursuant to Section 8.11, must be exercised, if at all, so as to vest such interest within time periods permitted by applicable rules. If, however, such violation should inadvertently occur, the Parties agree that a court may reform that provision in such a way as to approximate most closely the intent of the Parties within the limits permissible under such rules.

**IN WITNESS WHEREOF** the Parties hereto have duly executed this Agreement effective as of the date first written above.

**GRANTOR: PASO RICO (USA), INC.**

By: ______________________________
Name: ______________________________
Title: ______________________________

*Its Authorized Representative*

**[SEAL]**

**GRANTEE: NEWMONT NORTH AMERICA EXPLORATION LIMITED**

By: ______________________________
Name: ______________________________
Title: ______________________________

*Its Authorized Representative*

**[SEAL]**

STATE OF____________________)
)
COUNTY OF__________________)

On this ___ day of _____________, ____, personally appeared before me, a Notary Public, ____________________________, a ____________________________of Newmont North America Exploration Limited, personally known or proved to me to be the person whose name is subscribed to the above instrument who acknowledged to me that he executed the above instrument on behalf of Newmont North America Exploration Limited.

____________________________________
Notary Public

My Commission Expires:

________________________

STATE OF____________________)
)
COUNTY OF__________________)

On this ___ day of _____________, ____, personally appeared before me, a Notary Public ______________________________, a ____________________________ of Paso Rico (USA), Inc., personally known or proved to me to be the person whose name is subscribed to the above instrument who acknowledged to me that he executed the above instrument on behalf of Paso Rico (USA), Inc.

____________________________________
Notary Public

My Commission Expires: _______________

**SCHEDULE A**
**(to Royalty Deed and Agreement)**
**PROPERTIES**

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 260907 | COLE-7 | 423 | 493 | | |
| WMC | 260908 | COLE-8 | 423 | 494 | | |
| WMC | 260909 | COLE-9 | 423 | 495 | | |
| WMC | 260910 | COLE-10 | 423 | 496 | | |
| WMC | 260911 | COLE-11 | 423 | 497 | | |
| WMC | 260912 | COLE-12 | 423 | 498 | | |
| WMC | 260913 | COLE-13 | 423 | 499 | | |
| WMC | 260914 | COLE-14 | 423 | 500 | | |
| WMC | 260915 | COLE-15 | 423 | 501 | | |
| WMC | 260916 | COLE-16 | 423 | 502 | | |
| WMC | 260917 | COLE-17 | 423 | 503 | | |
| WMC | 260918 | COLE-18 | 423 | 504 | | |
| WMC | 260920 | COLE-20 | 423 | 506 | | |
| WMC | 260922 | COLE-22 | 423 | 508 | | |
| WMC | 260924 | COLE-24 | 423 | 510 | | |
| WMC | 260926 | COLE-26 | 423 | 512 | | |
| WMC | 260927 | COLE-27 | 423 | 513 | | |
| WMC | 260928 | COLE-28 | 423 | 514 | | |
| WMC | 260929 | COLE-29 | 423 | 515 | | |
| WMC | 260930 | COLE-30 | 423 | 516 | | |
| WMC | 260931 | COLE-31 | 423 | 517 | | |
| WMC | 260932 | COLE-32 | 423 | 518 | | |
| WMC | 260933 | COLE-33 | 423 | 519 | | |
| WMC | 260934 | COLE-34 | 423 | 520 | | |
| WMC | 260935 | COLE-35 | 423 | 521 | | |
| WMC | 260936 | COLE-36 | 423 | 522 | | |
| WMC | 260937 | COLE-37 | 423 | 523 | | |
| WMC | 260938 | COLE-38 | 423 | 524 | | |
| WMC | 260939 | COLE-39 | 423 | 525 | | |
| WMC | 260940 | COLE-40 | 423 | 526 | | |
| WMC | 260941 | COLE-41 | 423 | 527 | | |
| WMC | 260942 | COLE-42 | 423 | 528 | | |
| WMC | 260943 | COLE-43 | 423 | 529 | | |
| WMC | 260944 | COLE-44 | 423 | 530 | | |
| WMC | 260945 | COLE-45 | 423 | 531 | | |
| WMC | 260946 | COLE-46 | 423 | 532 | | |
| WMC | 260947 | COLE-47 | 423 | 533 | | |
| WMC | 260948 | COLE-48 | 423 | 534 | | |
| WMC | 260949 | COLE-49 | 423 | 535 | | |
| WMC | 260950 | COLE-50 | 423 | 536 | | |
| WMC | 260951 | COLE-51 | 423 | 537 | | |
| WMC | 260952 | COLE-52 | 423 | 538 | | |
| WMC | 260953 | COLE-53 | 423 | 539 | | |
| WMC | 260954 | COLE-54 | 423 | 540 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 260955 | COLE-55 | 423 | 541 | | |
| WMC | 260956 | COLE-56 | 423 | 542 | | |
| WMC | 260957 | COLE-57 | 423 | 543 | | |
| WMC | 260958 | COLE-58 | 423 | 544 | | |
| WMC | 260959 | COLE-59 | 423 | 545 | | |
| WMC | 260960 | COLE-60 | 423 | 546 | | |
| WMC | 260961 | COLE-61 | 423 | 547 | | |
| WMC | 260962 | COLE-62 | 423 | 548 | | |
| WMC | 260963 | REU-1 | 423 | 549 | | |
| WMC | 260964 | REU-2 | 423 | 551 | | |
| WMC | 260965 | REU-3 | 423 | 552 | | |
| WMC | 260966 | REU-4 | 423 | 553 | | |
| WMC | 260967 | REU-5 | 423 | 554 | | |
| WMC | 260968 | REU-6 | 423 | 555 | | |
| WMC | 260969 | REU-7 | 423 | 556 | | |
| WMC | 260970 | REU-8 | 423 | 557 | | |
| WMC | 260971 | REU-9 | 423 | 558 | | |
| WMC | 260972 | REU-10 | 423 | 559 | | |
| WMC | 260973 | REU-11 | 423 | 560 | | |
| WMC | 260974 | REU-12 | 423 | 561 | | |
| WMC | 260975 | REU-13 | 423 | 562 | | |
| WMC | 260976 | REU-14 | 423 | 563 | | |
| WMC | 260977 | REU-15 | 423 | 564 | | |
| WMC | 260978 | REU-16 | 423 | 565 | | |
| WMC | 260979 | REU-17 | 423 | 566 | | |
| WMC | 260980 | REU-18 | 423 | 567 | | |
| WMC | 260981 | REU-19 | 423 | 568 | | |
| WMC | 260982 | REU-20 | 423 | 569 | | |
| WMC | 260984 | REU-22 | 423 | 571 | | |
| WMC | 260986 | REU-24 | 423 | 573 | | |
| WMC | 260988 | REU-26 | 423 | 575 | | |
| WMC | 260990 | REU-28 | 423 | 577 | | |
| WMC | 260992 | REU-30 | 423 | 579 | | |
| WMC | 260994 | REU-32 | 423 | 581 | | |
| WMC | 260999 | REU-37 | 423 | 586 | | |
| WMC | 261000 | REU-38 | 423 | 587 | | |
| WMC | 261001 | REU-39 | 423 | 588 | | |
| WMC | 261002 | REU-40 | 423 | 589 | | |
| WMC | 261003 | REU-41 | 423 | 590 | | |
| WMC | 261004 | REU-42 | 423 | 591 | | |
| WMC | 261005 | REU-43 | 423 | 592 | | |
| WMC | 261006 | REU-44 | 423 | 593 | | |
| WMC | 261007 | REU-45 | 423 | 594 | | |
| WMC | 261008 | REU-46 | 423 | 595 | | |
| WMC | 261009 | REU-47 | 423 | 596 | | |
| WMC | 261010 | REU-48 | 423 | 597 | | |
| WMC | 261011 | REU-49 | 423 | 598 | | |
| WMC | 261012 | REU-50 | 423 | 599 | | |
| WMC | 261013 | REU-51 | 423 | 600 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 261014 | REU-52 | 423 | 601 | | |
| WMC | 261015 | REU-53 | 423 | 602 | | |
| WMC | 261016 | REU-54 | 423 | 603 | | |
| WMC | 261017 | REU-55 | 423 | 604 | | |
| WMC | 261018 | REU-56 | 423 | 605 | | |
| WMC | 261019 | REU-57 | 423 | 606 | | |
| WMC | 261020 | REU-58 | 423 | 607 | | |
| WMC | 261021 | REU-59 | 423 | 608 | | |
| WMC | 261022 | REU-60 | 423 | 609 | | |
| WMC | 261023 | REU-61 | 423 | 610 | | |
| WMC | 261024 | REU-62 | 423 | 611 | | |
| WMC | 261025 | REU-63 | 423 | 612 | | |
| WMC | 261026 | REU-64 | 423 | 613 | | |
| WMC | 261027 | REU-65 | 423 | 614 | | |
| WMC | 261028 | REU-66 | 423 | 615 | | |
| WMC | 261029 | REU-67 | 423 | 616 | | |
| WMC | 261030 | REU-68 | 423 | 617 | | |
| WMC | 261031 | REU-69 | 423 | 618 | | |
| WMC | 261032 | REU-70 | 423 | 619 | | |
| WMC | 261033 | REU-71 | 423 | 620 | | |
| WMC | 261034 | REU-72 | 423 | 621 | | |
| WMC | 261035 | REU-73 | 423 | 622 | | |
| WMC | 261036 | REU-74 | 423 | 623 | | |
| WMC | 261037 | REU-75 | 423 | 624 | | |
| WMC | 261038 | REU-76 | 423 | 625 | | |
| WMC | 261039 | REU-77 | 423 | 626 | | |
| WMC | 261040 | REU-78 | 423 | 627 | | |
| WMC | 268910 | COLE 63 | 436 | 160 | | |
| WMC | 268911 | COLE 64 | 436 | 162 | | |
| WMC | 268912 | COLE 65 | 436 | 163 | | |
| WMC | 268913 | COLE 66 | 436 | 164 | | |
| WMC | 268914 | COLE 67 | 436 | 165 | | |
| WMC | 268915 | COLE 68 | 436 | 166 | | |
| WMC | 268916 | COLE 69 | 436 | 167 | | |
| WMC | 268917 | COLE 70 | 436 | 168 | | |
| WMC | 268918 | COLE 71 | 436 | 169 | | |
| WMC | 268919 | COLE 72 | 436 | 170 | | |
| WMC | 268920 | COLE 73 | 436 | 171 | | |
| WMC | 268921 | COLE 74 | 436 | 172 | | |
| WMC | 268922 | OGDEN 1 | 436 | 147 | | |
| WMC | 268923 | OGDEN 2 | 436 | 149 | | |
| WMC | 268924 | OGDEN 3 | 436 | 150 | | |
| WMC | 268925 | OGDEN 4 | 436 | 151 | | |
| WMC | 268926 | OGDEN 5 | 436 | 152 | | |
| WMC | 268927 | OGDEN 6 | 436 | 153 | | |
| WMC | 268928 | OGDEN 7 | 436 | 154 | | |
| WMC | 268929 | OGDEN 8 | 436 | 155 | | |
| WMC | 268930 | OGDEN 9 | 436 | 156 | | |
| WMC | 268931 | OGDEN 10 | 436 | 157 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 268932 | OGDEN 11 | 436 | 158 | | |
| WMC | 268933 | OGDEN 12 | 436 | 159 | | |
| WMC | 270117 | DEN 1 | 437 | 468-470 | | |
| WMC | 270122 | DEN 6 | 437 | 475 | | |
| WMC | 270138 | DEN 22 | 437 | 491 | | |
| WMC | 270145 | DEN 29 | 437 | 498 | | |
| WMC | 270152 | DEN 36 | 437 | 505 | | |
| WMC | 270156 | DEN 40 | 437 | 510 | | |
| WMC | 270157 | DEN 41 | 437 | 511 | | |
| WMC | 270158 | DEN 42 | 437 | 512 | | |
| WMC | 270159 | DEN 43 | 437 | 513-514 | | |
| WMC | 270160 | DEN 44 | 437 | 515 | | |
| WMC | 270161 | DEN 45 | 437 | 516 | | |
| WMC | 270162 | DEN 46 | 437 | 517 | | |
| WMC | 270163 | DEN 47 | 437 | 518 | | |
| WMC | 270164 | DEN 48 | 437 | 519 | | |
| WMC | 270165 | DEN 49 | 437 | 520 | | |
| WMC | 270166 | DEN 50 | 437 | 521 | | |
| WMC | 270167 | DEN 51 | 437 | 522 | | |
| WMC | 270168 | DEN 52 | 437 | 523 | | |
| WMC | 270169 | DEN 53 | 437 | 524 | | |
| WMC | 270170 | DEN 54 | 437 | 525 | | |
| WMC | 270171 | DEN 55 | 437 | 526 | | |
| WMC | 270172 | DEN 56 | 437 | 527 | | |
| WMC | 270173 | DEN 57 | 437 | 528 | | |
| WMC | 270174 | DEN 58 | 437 | 529 | | |
| WMC | 270175 | DEN 59 | 437 | 530 | | |
| WMC | 270176 | DEN 60 | 437 | 531 | | |
| WMC | 270177 | DEN 61 | 437 | 532-533 | | |
| WMC | 270178 | DEN 62 | 437 | 534 | | |
| WMC | 270179 | DEN 63 | 437 | 535 | | |
| WMC | 270180 | DEN 64 | 437 | 536 | | |
| WMC | 270181 | DEN 65 | 437 | 537 | | |
| WMC | 270182 | DEN 66 | 437 | 538 | | |
| WMC | 270183 | DEN 67 | 437 | 539 | | |
| WMC | 270184 | DEN 68 | 437 | 540 | | |
| WMC | 270185 | DEN 69 | 437 | 541 | | |
| WMC | 270186 | DEN 70 | 437 | 542 | | |
| WMC | 270187 | DEN 71 | 437 | 543 | | |
| WMC | 270188 | DEN 72 | 437 | 544 | | |
| WMC | 270189 | DEN 73 | 437 | 545 | | |
| WMC | 270191 | DEN 75 | 437 | 547 | | |
| WMC | 270204 | DEN 88 | 437 | 560 | | |
| WMC | 270205 | DEN 89 | 437 | 561 | | |
| WMC | 270206 | DEN 90 | 437 | 562 | | |
| WMC | 270207 | DEN 91 | 437 | 563 | | |
| WMC | 270208 | DEN 92 | 437 | 564 | | |
| WMC | 270209 | DEN 93 | 437 | 565 | | |
| WMC | 270210 | DEN 94 | 437 | 566 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 270211 | DEN 95 | 437 | 567 | | |
| WMC | 270212 | DEN 96 | 437 | 568 | | |
| WMC | 270213 | DEN 97 | 437 | 569 | | |
| WMC | 270214 | DEN 98 | 437 | 570 | | |
| WMC | 270215 | DEN 99 | 437 | 571 | | |
| WMC | 270216 | DEN 100 | 437 | 572 | | |
| WMC | 270217 | DEN 101 | 437 | 573 | | |
| WMC | 270218 | DEN 102 | 437 | 574 | | |
| WMC | 270219 | DEN 103 | 437 | 575 | | |
| WMC | 270220 | DEN 104 | 437 | 576 | | |
| WMC | 270221 | DEN 105 | 437 | 577 | | |
| WMC | 270222 | DEN 106 | 437 | 578 | | |
| WMC | 270223 | DEN 107 | 437 | 579 | | |
| WMC | 270224 | DEN 108 | 437 | 580 | | |
| WMC | 270225 | DEN 109 | 437 | 581 | | |
| WMC | 270226 | DEN 110 | 437 | 582 | | |
| WMC | 270227 | DEN 111 | 437 | 583 | | |
| WMC | 270228 | DEN 112 | 437 | 584 | | |
| WMC | 270229 | DEN 113 | 437 | 585 | | |
| WMC | 270230 | DEN 114 | 437 | 586 | | |
| WMC | 270231 | DEN 115 | 437 | 587 | | |
| WMC | 270232 | DEN 116 | 437 | 588 | | |
| WMC | 270233 | DEN 117 | 437 | 589 | | |
| WMC | 270234 | DEN 118 | 437 | 590 | | |
| WMC | 270243 | DEN 127 | 437 | 599 | | |
| WMC | 270244 | DEN 128 | 437 | 600 | | |
| WMC | 270245 | DEN 129 | 437 | 601 | | |
| WMC | 270246 | DEN 130 | 437 | 602 | | |
| WMC | 270247 | DEN 131 | 437 | 603 | | |
| WMC | 270248 | DEN 132 | 437 | 604 | | |
| WMC | 270249 | DEN 133 | 437 | 605 | | |
| WMC | 270250 | DEN 134 | 437 | 606 | | |
| WMC | 270251 | DEN 135 | 437 | 607 | | |
| WMC | 270252 | DEN 136 | 437 | 608 | | |
| WMC | 270253 | DEN 137 | 437 | 609 | | |
| WMC | 270254 | DEN 138 | 437 | 610 | | |
| WMC | 270256 | DEN 140 | 437 | 612 | | |
| WMC | 270259 | DEN 143 | 437 | 615 | | |
| WMC | 270260 | DEN 144 | 437 | 616 | | |
| WMC | 270261 | DEN 145 | 437 | 617 | | |
| WMC | 270262 | DEN 146 | 437 | 618 | | |
| WMC | 270263 | DEN 147 | 437 | 619 | | |
| WMC | 270264 | DEN 148 | 437 | 620 | | |
| WMC | 270265 | DEN 149 | 437 | 621 | | |
| WMC | 270266 | DEN 150 | 437 | 622 | | |
| WMC | 270267 | DEN 151 | 437 | 623 | | |
| WMC | 270268 | DEN 152 | 437 | 624 | | |
| WMC | 270269 | DEN 153 | 437 | 625 | | |
| WMC | 270270 | DEN 154 | 437 | 626 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 270273 | DEN 157 | 437 | 629 | | |
| WMC | 270274 | DEN 158 | 437 | 630 | | |
| WMC | 270275 | DEN 159 | 437 | 631 | | |
| WMC | 270276 | DEN 160 | 437 | 632 | | |
| WMC | 270277 | DEN 161 | 437 | 633 | | |
| WMC | 270278 | DEN 162 | 437 | 634 | | |
| WMC | 270279 | DEN 163 | 437 | 635 | | |
| WMC | 270280 | DEN 164 | 437 | 636 | | |
| WMC | 270281 | DEN 165 | 437 | 637 | | |
| WMC | 270282 | DEN 166 | 437 | 638 | | |
| WMC | 270283 | DEN 167 | 437 | 639 | | |
| WMC | 270284 | DEN 168 | 437 | 640 | | |
| WMC | 270285 | DEN 169 | 437 | 641 | | |
| WMC | 270286 | DEN 170 | 437 | 642 | | |
| WMC | 270287 | DEN 171 | 437 | 643 | | |
| WMC | 270288 | DEN 172 | 437 | 644 | | |
| WMC | 270289 | OGDEN 13 | 437 | 645 | | |
| WMC | 270290 | OGDEN 14 | 437 | 647 | | |
| WMC | 270291 | OGDEN 15 | 437 | 648 | | |
| WMC | 270292 | OGDEN 16 | 437 | 649 | | |
| WMC | 270293 | OGDEN 17 | 437 | 650 | | |
| WMC | 270294 | OGDEN 18 | 437 | 651 | | |
| WMC | 270295 | OGDEN 19 | 437 | 652 | | |
| WMC | 270296 | OGDEN 20 | 437 | 653 | | |
| WMC | 270297 | OGDEN 21 | 437 | 654 | | |
| WMC | 270298 | OGDEN 22 | 437 | 655 | | |
| WMC | 270299 | OGDEN 23 | 437 | 656 | | |
| WMC | 270300 | OGDEN 24 | 437 | 657 | | |
| WMC | 270301 | OGDEN 25 | 437 | 658 | | |
| WMC | 270302 | OGDEN 26 | 437 | 659 | | |
| WMC | 270303 | OGDEN 27 | 437 | 660 | | |
| WMC | 270304 | OGDEN 28 | 437 | 661 | | |
| WMC | 270305 | OGDEN 29 | 437 | 662 | | |
| WMC | 270306 | OGDEN 30 | 437 | 663 | | |
| WMC | 270307 | OGDEN 31 | 437 | 664 | | |
| WMC | 270308 | OGDEN 32 | 437 | 665 | | |
| WMC | 270309 | OGDEN 33 | 437 | 666 | | |
| WMC | 270310 | OGDEN 34 | 437 | 667 | | |
| WMC | 270311 | OGDEN 35 | 437 | 668 | | |
| WMC | 270312 | OGDEN 36 | 437 | 669 | | |
| WMC | 270313 | OGDEN 37 | 437 | 670 | | |
| WMC | 270314 | OGDEN 38 | 437 | 671 | | |
| WMC | 270315 | OGDEN 39 | 437 | 672 | | |
| WMC | 270316 | OGDEN 40 | 437 | 673 | | |
| WMC | 270320 | OGDEN 44 | 437 | 677 | | |
| WMC | 270321 | OGDEN 45 | 437 | 678 | | |
| WMC | 270322 | OGDEN 46 | 437 | 679 | | |
| WMC | 270323 | OGDEN 47 | 437 | 680 | | |
| WMC | 270324 | OGDEN 48 | 437 | 681 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 270325 | OGDEN 49 | 437 | 682 | | |
| WMC | 270326 | OGDEN 50 | 437 | 683 | | |
| WMC | 270330 | OGDEN 54 | 437 | 687 | | |
| WMC | 270331 | OGDEN 55 | 437 | 688 | | |
| WMC | 270332 | OGDEN 56 | 437 | 689 | | |
| WMC | 270333 | OGDEN 57 | 437 | 690 | | |
| WMC | 270334 | OGDEN 58 | 437 | 691 | | |
| WMC | 270335 | OGDEN 59 | 437 | 692 | | |
| WMC | 270336 | OGDEN 60 | 437 | 693 | | |
| WMC | 270337 | OGDEN 61 | 437 | 694 | | |
| WMC | 270338 | OGDEN 62 | 437 | 695 | | |
| WMC | 270339 | OGDEN 63 | 437 | 696 | | |
| WMC | 270340 | OGDEN 64 | 437 | 697 | | |
| WMC | 270341 | OGDEN 65 | 437 | 698 | | |
| WMC | 270342 | OGDEN 66 | 437 | 699 | 441 | 88 |
| WMC | 270343 | OGDEN 67 | 437 | 700 | | |
| WMC | 270344 | OGDEN 68 | 437 | 701 | | |
| WMC | 270345 | OGDEN 69 | 437 | 702 | | |
| WMC | 270346 | OGDEN 70 | 437 | 703 | | |
| WMC | 270347 | OGDEN 71 | 437 | 704 | | |
| WMC | 270348 | OGDEN 72 | 437 | 705 | | |
| WMC | 270349 | OGDEN 73 | 437 | 706 | | |
| WMC | 270350 | OGDEN 74 | 437 | 707 | | |
| WMC | 270351 | OGDEN 75 | 437 | 708 | | |
| WMC | 270352 | OGDEN 76 | 437 | 709 | | |
| WMC | 270353 | OGDEN 77 | 437 | 710 | | |
| WMC | 270354 | OGDEN 78 | 437 | 711 | | |
| WMC | 270355 | OGDEN 79 | 437 | 712 | | |
| WMC | 270356 | OGDEN 80 | 437 | 713 | | |
| WMC | 270357 | OGDEN 81 | 437 | 714 | | |
| WMC | 270358 | OGDEN 82 | 437 | 715 | | |
| WMC | 270359 | OGDEN 83 | 437 | 716 | | |
| WMC | 270360 | OGDEN 84 | 437 | 717 | | |
| WMC | 270361 | OGDEN 85 | 437 | 718 | | |
| WMC | 270362 | OGDEN 86 | 437 | 719 | | |
| WMC | 270363 | OGDEN 87 | 437 | 720 | | |
| WMC | 270364 | OGDEN 1A | 437 | 721 | | |
| WMC | 270365 | OGDEN 7A | 437 | 722 | | |

**Exhibit F**

Bill of Sale

This Bill of Sale is made and given as of May 14, 2010 by Newmont North America Exploration Limited, a Delaware corporation ("Newmont"), to and in favor of Paso Rico (USA), Inc., a Wyoming corporation ("Paso Rico"), pursuant to the terms of that certain Termination of Bearlodge Venture and Right of First Refusal, of even date herewith by and between Newmont and Paso Rico.

In consideration of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Newmont hereby transfers, assigns and conveys to Paso Rico, its successors and assigns all of Newmont's right, title and interest in and to the personal property described in Exhibit A attached hereto and made a part hereof.

ALL PROPERTY IS SOLD, TRANSFERRED, OR ASSIGNED "AS IS, WHERE IS" AND "WITH ALL FAULTS." ASSIGNOR EXPRESSLY DISCLAIMS ALL WARRANTIES OR REPRESENTATIONS NOT EXPRESSLY SET FORTH IN THIS BILL OF SALE (WHETHER EXPRESS OR IMPLIED, ORAL OR WRITTEN) WITH RESPECT TO THE PROPERTY, INCLUDING ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WHETHER ALLEGED TO ARISE BY LAW, BY REASON OF CUSTOM OR USAGE IN THE TRADE, OR BY COURSE OF DEALING.

Newmont and Paso Rico covenant and agree that they will at any time and from time to time do, execute, acknowledge, and deliver any and all other acts, deeds, assignments, transfers, conveyances, powers of attorney, or other instruments necessary or proper to carry out the assignment, conveyance, and transfer intended to be made hereby.

This Bill of Sale may be executed in multiple counterparts, all of which together shall be deemed one and the same original document.

This Bill of Sale shall be governed by the laws of the State of Wyoming.

Newmont and Paso Rico have executed this Bill of Sale effective as of the date first written above.

Newmont North America Exploration Limited

By: ______________________________

Name: ______________________________

Title: ______________________________

Paso Rico (USA), Inc.

By:_______________________________

Name: _____________________________

Title: ______________________________

## Exhibit A
## to Bill of Sale
## Newmont North America Exploration Limited to Paso Rico (USA), Inc.

| | |
|---|---|
| Dell docking station (2) | Panasonic Amplifier |
| Dell monitor (2) | Surround sound speakers (5) |
| HP Printer | Rugs (4) |
| GE digital phones (2) | Computer Desk |
| Bookcases (cheap wood) (2) | Linens |
| Wood desk | Towels |
| 4 drawer horizontal file cabinet | Dishes place settings (6) |
| 6 rolling chairs | Drinking glasses (10) |
| 4 folding tables | Wine glasses (10) |
| 4 desk lamps | Pots and pans |
| Maytag Dryer | Silverware |
| Kenmore Washer | Knife set |
| Sharp Microwave | Tupperware |
| Dining Room Table and 4 chairs | Dish towels |
| Barstools (2) | Candle holders (6) |
| King Bed with frame - mattress and box springs | Metal shelving |
| Queen Bed and Box springs | Patio Furniture (5 chairs + table) |
| Full Bed and Box springs (2) | Gas Grille |
| Dressers (3) | Core saw |
| Entertainment Center | Sample splitter |
| Side table and lamp (2) | Circular saw |
| Trunk | Pumps (2) |
| Clock Radios (2) | Water storage tanks (1000 gallon) (2) |
| Mirrors (3) | Shop trolley |
| Couch | Dollies (2) |
| Easy chairs with ottoman (2) | Wheel Barrow |
| Coffee table | Coal Shovel |
| End table (2) | Snow shovels (3) |
| Lamp | Plastic trunks (2) |
| Television - Toshiba 27" | Various hammers and shovels, tow ropes, etc |
| Toshiba DVD | |